Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Smart Cups, Inc.
25732 Taladro Circle
Mission Viejo, CA 92691
https://smartcups.com/

Up to $2,607,003.50 in Class A Common Stock at $2.95
Minimum Target Amount: $7,498.90

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Smart Cups, Inc.
Address: 25732 Taladro Circle, Mission Viejo, CA 92691
State of Incorporation: CA
Date Incorporated: February 06, 2023

Terms:

Equity

Offering Minimum: $7,498.90 | 2,542 shares of Class A Common Stock
Offering Maximum: $2,607,003.50 | 883,730 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $2.95
Minimum Investment Amount (per investor): $247.80

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Perks*

Perks:

Time-Based Perks

Extreme Early Bird - Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird - Invest within the first week and receive 10% bonus shares.

Early Bird Bonus - Invest within the first two weeks and receive 5% bonus shares.

Volume-Based Perks

Tier 1 Perk - Invest $500+ and receive a promo code redeemable for a 10-pack of Smart Cups Energy when you email us and we confirm your investment.

Tier 2 Perk - Invest $1,000+ and receive a promo code redeemable for two 10-packs of Smart Cups Energy when you email us and we confirm your investment.

Tier 3 Perk - Invest $5,000+ and receive a promo code redeemable for a Smart Cups Energy Bundle when you email us and we confirm your investment.

Tier 4 Perk - Invest $10,000+ and receive a promo code redeemable for Smart Cups Energy Bundle, Hat, large T-Shirt and Smart Keeper when you email us and we confirm your investment.

Tier 5 Perk - Invest $25,000+ and receive a promo code redeemable for Smart Cups Energy Bundle, Hat, large T-Shirt and Smart Keeper Plus Zoom Call with Founder Chris Kanik when you email us and we confirm your investment. + 5% bonus shares.

Tier 6 Perk - Invest $100,000+ and receive a promo code redeemable for Everything above plus Smart Facility Tour with Chris Kanik when you email us and we confirm your investment. Opportunity to experience all Smart Cups Technology R&D pipeline applications first hand + 15% bonus shares.

Loyalty Bonus | 10% Bonus Shares

Existing Smart Cup shareholders and waitlisters will receive 10% bonus shares.

Reservations Bonus | 5% Bonus Shares

All reservations holders in the Testing the Waters Reservations Page will receive 5% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

*Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Smart Cups, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 1,000 shares of Class A Common Stock at $2.95 / share, you will receive 1,100 shares Class A Common Stock, meaning you'll own 1,100 shares for $2,950 be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors may also receive the Venture Club bonus, the Reservation Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Smart Cups, Inc. ("Smart Cups" or the "Company") revolutionizes consumer packaged products by printing ingredients directly on surfaces, eliminating the need for liquid and reducing storage, transportation, and packaging waste. All the end user has to do is "Just Add Water." This innovative approach has been shown to positively impact the environment and significantly reduce carbon footprint by a UCLA study.

Initially developed as a drug delivery system for dysphagia patients, Smart Cups debuted in 2018 with a proof-of-concept energy drink line. Recognized with awards like California Small Business of the Year and Time Magazine's Best Inventions of 2021, CEO Chris Kanik also won Gordon Ramsay's Food Stars, securing a $250,000 investment.

As a versatile technology platform applicable across industries, Smart Cups now emphasizes growth through co-manufacturing and licensing, spanning pharmaceuticals, food and beverage, humanitarian and disaster relief efforts, cosmetics, and pet products.

Source for World's First Printed Beverage:
https://www.sciencedirect.com/science/article/abs/pii/S0921344923001866?dgcid=author

https://www.entrepreneur.com/leadership/how-the-worlds-first-printed-beverage-was-born/360347

https://blog.drupa.com/en/smart-cups-the-worlds-first-printed-beverage-2/

https://abc7.com/smart-cups-environment-drink-beverage/11290587/

Business Model

Our current focus at Smart Cups is on B2B strategies such as white labeling, private labeling, co-manufacturing, and licensing for large companies with global distribution. This approach is faster and more lucrative, enabling adoption while mitigating marketing costs. While we initially launched with a proof of concept product, we envision our business model relying on the growth and success of these B2B strategies, along with the creation of new innovative products and brands. We plan to sell our technology platform into domestic and international markets through this B2B strategy.

Intellectual Property

Smart Cups has two issued patents: US11,420,461 Drum Stencil Printing System and D1,004,371 Printed Beverage Container.

Smart Cups also have multiple other patents they have applied for which are in the review with the USPTO.

Corporate Structure

The Company was initially organized as Smart Cups, LLC, a California limited liability company on 6/8/2015. On 2/6/2023, the Company converted to a California corporation as Smart Cups, Inc.

Competitors and Industry

Competitors

Our competition will come from traditional delivery methods for consumer packaged goods. Our challenge will be educating consumers, large corporations and gaining adoption over the status quo.

Industry

The adoption of Smart Cups Technology by large consumer product companies presents several compelling advantages. Firstly, our microencapsulation printing technology eliminates the need for liquid-based packaging and unecessary packaging, leading to significant savings in shipping costs and a reduction in carbon footprint. This aligns with the growing commitment of large corporations to achieve carbon neutrality, making our technology a strategic fit for their sustainability goals.

Furthermore, Smart Cups' innovative approach offers novelty and convenience for consumers, enhancing their overall experience with the product. This differentiation provides companies with a competitive edge in the market, attracting and retaining customers who value efficiency and sustainability.

In addition to consumer product companies, beverage companies also stand to benefit from adopting Smart Cups Technology. The functional beverages market is experiencing substantial growth, and our technology enables companies to introduce new and improved products with enhanced flavors, precise dosing, and convenient consumption methods.

The global functional beverages market size was estimated at $140.87 billion in 2022 and is assessed to reach around $279.4 billion by 2030 and is poised to grow at a CAGR of 8.94% during the forecast period 2022 to 2030.

Overall, Smart Cups Technology is poised to revolutionize the functional beverage market, offering a win-win solution for companies seeking to enhance their product offerings while meeting sustainability objectives.

Source:

https://www.precedenceresearch.com/functional-beverages-market

Current Stage and Roadmap

Current Stage

We recently introduced our line of printed pet bowls at the Global Pet Expo in Orlando in collaboration with our enterprise customer, Compana, a global pet product company. This exclusive license deal marks the beginning of our new B2B business strategy for white labeling and licensing, setting the stage for a profitable year ahead.

Additionally, Smart Cups has established a Cooperative Research and Development Agreement (CRADA) with The U.S. Army Combat Capabilities Development Command (DEVCOM) Soldier Center, opening up exciting opportunities for future growth and innovation.

As part of our evolving business strategy, we are considering discontinuing our energy drink line and solely focusing on B2B strategies. We are currently in discussions with several multi-national companies, further expanding our potential for growth and market impact.

Our current operations are generating revenue with our proof of concept product. We have implemented a patented automated production line and are seeking capital to grow the company and purchase a second facility in anticipation of future demand and volumes. This strategic approach positions us for success to grow our company infrastructure and global adoption of our technology platform.

Future Roadmap

We want to fulfill purchase orders, continue product development as well as R&D, and grow our operational and leadership teams. This roadmap is expected to be completed over the next 12-18 months after being fully funded.

The Team

Officers and Directors

Name: Chris Hasan Kanik

Chris Hasan Kanik's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CEO, Secretary, Treasurer, Director
  Dates of Service: June, 2015 - Present
  Responsibilities: Chris is the Founder and CEO of Smart Cups. Chris receives an annual salary of $375,000 and devotes nearly all of his working hours towards Smart Cups. Chris also functions as the company's principal accounting officer.

Other business experience in the past three years:

- Employer: TR Processing
  Title: Head of Science and Formulation
  Dates of Service: June, 2018 - May, 2023
  Responsibilities: Develop new product formulations and evaluate and improve existing product. Chris spends less than 2 hours per week working for TR Processing. formulations across multiple delivery solutions. Coordinate and cooperate with management and development teams and outside vendors in the provision of the Services. Assist in the design and implementation of manufacturing processes. Advise potential and current customers in their efforts in cannabis. Represent TR in requested settings, conferences, forums, panels, etc.

Name: Owen Jude Dolan II

Owen Jude Dolan II's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
  Dates of Service: August, 2017 - Present
  Responsibilities: Owen oversees the day-to-day operations of all aspects of the facility and works with the CEO on strategic planning. Owen receives an annual salary of $150,000 and devotes nearly all of his working hours towards Smart Cups.

Other business experience in the past three years:

- Employer: TR Processing
  Title: Product Development Operations Manager
  Dates of Service: April, 2020 - April, 2022
  Responsibilities: I worked with the science and engineering teams supporting the design and implementation of custom automation equipment.

Other business experience in the past three years:

- Employer: AgFuturo
  Title: Advisor
  Dates of Service: January, 2021 - Present
  Responsibilities: At AgFuturo I provide strategic operational and financial support to CEO. Owen spends less than 2 hours per week working in this role.

Name: Jonathan Kotler

Jonathan Kotler's current primary role is with Elion Partners. Jonathan Kotler currently services 2 to 3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: October, 2023 - Present
  Responsibilities: Jonathan is a member of Board of Directors.

Other business experience in the past three years:

- Employer: Elion Partners
  Title: Senior Managing Director, General Counsel of Real Estate
  Dates of Service: May, 2021 - Present
  Responsibilities: Jonathan Kotler is a Senior Managing Director and General Counsel of Real Estate at Elion, is a member of its Senior Management Committee, and participates in the firm's Asset Management Committee and Investment Committee. Jonathan is responsible for providing legal services to, and for the benefit of, Elion's affiliated discretionary investments.

Other business experience in the past three years:

- Employer: Empire State Realty Trust
  Title: VP, Deputy General Counsel
  Dates of Service: March, 2016 - February, 2021
  Responsibilities: Jonathan oversaw and handled many matters in our legal department, including real estate and corporate matters.

Name: Stuart Kotler

Stuart Kotler's current primary role is with Citrin Cooperman Advisors LLC. Stuart Kotler currently services 2 to 3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: October, 2023 - Present
  Responsibilities: Stuart is a member of Board of Directors.

Other business experience in the past three years:

- Employer: Citrin Cooperman Advisors LLC
  Title: Partner
  Dates of Service: February, 2023 - Present
  Responsibilities: Often representing clients as the key negotiator in complex transactions, Stu specializes in structuring, acquisitions, workouts, and tax planning.

Other business experience in the past three years:

- Employer: Berdon LLP
  Title: Partner
  Dates of Service: September, 1982 - February, 2023
  Responsibilities: Often representing clients as the key negotiator in complex transactions, Stu specializes in structuring, acquisitions, workouts, and tax planning.

Other business experience in the past three years:

- Employer: Apple Bank For Savings
  Title: Director
  Dates of Service: January, 2000 - Present
  Responsibilities: Stuart is a Member of the (1) Board of Directors, (2) Executive Board, (3) Loan Committee, (4) Asset & Liabilities Committee, (5) Risk Committee, and (6) Anti Financial Crimes Committee.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess

The valuation for the offering was established by a hired third-party company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Class A Common Stock in the amount of up to $_____ in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing

below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Some of our products are still in the prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for several of our printed food and beverage applications.. Delays or cost overruns in the development of our printed food and beverage beverage applications and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Class A Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Smart Cups, LLC was formed on June 8, 2015. It was then converted to a corporation on 2/6/23. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Smart Cups, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns 2 patents and 2 pending as well as trade secrets.. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Smart Cups or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on Smart Cups could harm our reputation and materially negatively impact our financial condition and business.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Company has a Convertible Security outstanding that has reached maturity
The Company has one Convertible Note currently outstanding totaling $110,000 (including interest). While there is a possibility the noteholder will elect to convert the note to equity, the Company expects the noteholder to request

repayment in cash (principal plus interest). This would reduce the Company's available cash by approximately $110,000.

The Company may enter into one or more new loans while the Crowdfunding offering is open which may affect its financial health and your investment in the Company
Smart Cups is currently in discussions with lenders regarding potentially taking out one or more new loans in order to secure additional operating capital for short-term operating needs, research and development initiatives, as well as intellectual property and accounts payable obligations. The objective is to ensure the Company's continued growth and success by addressing critical financial requirements and supporting key areas of operation. Additionally, one of the reasons Smart Cups is considering taking on additional loans is to avoid diluting investors' ownership in the Company. However, if the Company defaults on the contemplated loans and is unable to repay them, it may result in financial distress, potentially leading to additional funding needs that could dilute the ownership of existing and new investors. The loans being considered have repayment terms of at least twenty-four months. Failure to meet the scheduled repayment obligations within the specified timeframe may result in penalties, increased interest charges, or potential default. The ability of the Company to generate sufficient cash flow to meet repayment obligations is subject to various factors, including market conditions, business performance, and external economic influences. In at least one of the loan scenarios, of $1,000,000 to $4,000,000, Smart Cups' manufacturing equipment would be used as collateral. In the event of default on this prospective loan, the lender may exercise its rights to seize the collateral. This could potentially result in the loss of company manufacturing equipment, impacting the Company's operational capabilities and ability to fulfill its customers' orders. The success of Smart Cups' ability to meet any new repayment obligations depends on the Company's ability to generate sufficient revenue and maintain a sustainable business model. Outside factors such as market demand, competition, regulatory changes, and unforeseen events can significantly impact the Company's financial performance and ability to the obligations of any prospective loans. While Smart Cups will seek to avoid incurring additional debt in the near future, there remains a possibility the Company may need to enter into one or more new loans while this Regulation Crowdfunding offering is live and one or more of the risks mentioned above may have a negative impact on, including the entire loss of, your investment in the Company.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other changes that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other changes that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other changes that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other changes that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value

than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Chris Kanik	7,500,000	Class B Common Stock	80.35%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 883,730 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 90,000,000 with a total of 12,549,373 outstanding.

Voting Rights

1 vote per share. Please see voting rights details in Other Material Rights section below.

Material Rights

The total amount outstanding includes 400,000 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 1,600,000 shares to be issued pursuant to issued stock options.

For further information on the material rights associated with the class of securities, please see the Company's Amended & Restated Articles of Incorporation, attached as Exhibit F, to the Offering Memorandum.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Drag-Along Transactions. In the event that one or more holders of the Company's Common Stock holding a majority of the then-issued and outstanding shares of all classes of Common Stock (on a fully diluted basis) (the "Selling Holders") determine to take any action that would cause a Sale Transaction to occur, the Company or the Selling Holders (or a designated representative acting on behalf of the Selling Holders) will have the right to deliver written notice thereof to all other holders of the Company's Common Stock (the "Dragged Holders"). Such written notice shall contain a description of the material terms and conditions of the Sale Transaction, including without limitation the identity of the Third Party Purchaser (as defined below) and the amount and form of per share consideration to be paid by the Third Party Purchaser. In such an event, all shares of Common Stock held by the Dragged Holders shall be sold or transferred to the Third Party Purchaser, for the same type and amount of per share consideration and on the same terms as the Selling Holders, upon consummation of the Sale Transaction.

Tag-Along Transactions. In the event that one or more holders of the Company's Common Stock (the "Initiating Holders") desire to effect a Tag-Along Transaction, the Initiating Holders shall first give written notice (a "Sale Notice") to all other holders of the corporation's Common Stock (the "Tag-Along Sellers"), with a copy to the Company offering the Tag-Along Sellers the option to participate in such Tag-Along Transaction on the terms and conditions set forth in the Sale Notice (and, in any event, on the same terms and conditions as the Initiating Holders). The Sale Notice shall include the names of the parties to the proposed Tag-Along Transaction, a summary of the material terms and conditions of the proposed Tag-Along Transaction, and the proposed amount and form of consideration and the terms and conditions of payment contemplated by the proposed Tag-Along Transaction. Each Tag-Along Seller may, by written notice to the Initiating Holders (or their designated representative) delivered within ten business days after delivery of the Sale Notice, elect to sell shares in such Tag-Along Transaction, on the terms and conditions set forth in the Sale Notice, which terms and conditions

shall be the same as those on which the Initiating Holders' shares of Common Stock are to be sold (subject to any rights, privileges and preferences (including dividend rights) to which stockholders are entitled under the Company's Amended and Restated Articles of Incorporation.

Class B Common Stock

The amount of security authorized is 10,000,000 with a total of 7,500,000 outstanding.

Voting Rights

5 votes per share.

Material Rights

There are no material rights associated with Class B Common Stock.

Convertible Note

The security will convert into Class a common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $112,750.00
Maturity Date: February 14, 2024
Interest Rate: 10.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: See Other Material Rights below.

Material Rights

Amount outstanding includes $12,750 of interest. This note has reached maturity. While the noteholder may still elect to convert the note to equity, the Company expects to repay the noteholder in cash. Please see Risk Factors for additional information.

Elective Conversion. Noteholder may elect, prior to the maturity date, elect to convert payment, in whole or in part at his discretion, from cash to Class A Common Stock. The value of one (1) share of stock shall be fixed at $.065 per share. No fractional shares shall be issued upon conversion and Company shall round up to the nearest whole share.

What it means to be a minority holder

As a minority holder of Class A Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
 If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Operations, AP
  Date: December 29, 2022
  Offering exemption relied upon: 506(b)

- Type of security sold: Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Operations, AP
  Date: February 14, 2023
  Offering exemption relied upon: 506(b)

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $1,142,453.99
  Number of Securities Sold: 1,882,151
  Use of proceeds: Research & Development, Company Employment, Working Capital
  Date: October 06, 2023
  Offering exemption relied upon: Regulation CF

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $250,000.00
  Number of Securities Sold: 84,746
  Use of proceeds: Operational overhead and inventory
  Date: December 20, 2023
  Offering exemption relied upon: 504 exemption

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $33,164.30
  Number of Securities Sold: 50,976
  Use of proceeds: Operational overhead and inventory
  Date: February 29, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $1,181,963.80
  Number of Securities Sold: 449,066
  Use of proceeds: Research and Development, Inventory, Working Capital, Company Employment
  Date: April 29, 2024
  Offering exemption relied upon: Regulation CF

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $34,140.35
  Number of Securities Sold: 11,619
  Use of proceeds: Research and Development, Inventory, Working Capital, Company Employment
  Date: April 30, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2022 was $216,510 compared to $259,867 in fiscal year 2023. We focused on closing B2B operations, including white labeling, co-manufacturing, and licensing. This strategic shift enhances commercial development while generating exponential ROI and mitigating marketing risks. We'll be able to piggy back off multi-national companies with large distribution channels.

Cost of sales

Cost of Sales for fiscal year 2022 was $361,802 compared to $207,275 in fiscal year 2023. We attribute the decrease to less emphasis on marketing our proof-of-concept energy drink line, which we may discontinue, as we focus on B2B strategies.

Margins

Our gross profit / loss margin in 2022 was -67.11% and 20.24% in 2023.

Despite our current cost of goods and revenue not fully reflecting our margins, it's worth noting that we achieve over 100% margins on our energy drink line. We believe this demonstrates the strong potential for profitability and growth within our product offerings.

Expenses

Expenses for fiscal year 2022 were $2,541,958 compared to $2,539,257 in fiscal year 2023.

Total operating expenses remained nearly constant. However, we cut spending dramatically in sales and marketing - from $431,338 in 2022 to $120,616 in 2023. We also cut spending in Research and Development - from $52,596 in 2022 to $6,987 in 2023. We did observe increased costs in G&A and Depreciation and Amortization.

Historical results and cash flows:

The Company is currently shifting to a growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the new patented automated production system will increase production capacity which will enable the Company to take on retail distribution. Past cash was primarily generated through investment. Our goal is to grow our functional beverage business and close 1-3 white-label deals.

Our initial years in commerce are considered our proof of concept stage. Our total revenue numbers are front-loaded to the early years. Once we established that there was a market for our technology, we shifted our focus to our automation project as we viewed high production capacity and white-label deals as the bigger revenue-generating opportunity.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 30, 2024, the Company has capital resources available in the form of a credit card from Chase Bank, and roughly $450,000 of cash in the bank.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign. We are in discussions with multiple investors and the Founder has resources to support the Company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary for the viability of the Company. Of the total funds that our Company has and will obtain, 79.50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for at least 7 months. This is based on a current monthly burn rate of $85,000 for expenses related to operational overhead including salaries and rent, raw materials, and accounts payable. We have salaries of roughly $55K per month, our rent is $10K, utilities, and our miscellaneous maintenance estimate at $5K per month, the remaining would go to Accounts Payable and raw materials. Further, the company is expecting revenues from enterprise deals it has closed.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 34 months if no revenue is generated. This is based on a current monthly burn rate of $85,000 for expenses related to operational overhead including salaries and rent, raw materials, and accounts payable. We have a roughly salary of $55K per month, our rent is $10K, utilities and miscellaneous maintenance estimate at $5K per month, the remaining would go to AP and raw materials. The length of time is variable, however, because the company can adjust the cash on hand. The goal is to reach revenue generation with white label and licensing deals the company currently has in place.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including future capital raises in a future round at a higher valuation and lines of credit that will help grow the Company.

Indebtedness

- Creditor: Shareholder
  Amount Owed: $8,977.00
  Interest Rate: 0.0%
  The Company has borrowed money from its CEO via an interest-free loan agreement. The loan balance is $8,977 and $32,927 as of December 31, 2023 and 2022, respectively.

- Creditor: Shareholder
  Amount Owed: $112,750.00
  Interest Rate: 10.0%
  Maturity Date: February 14, 2024
  On February 14, 2023, the Company issued a promissory convertible note payable to a private investor in the principal amount of $100,000. The note bears interest of 10% per annum and matures on February 14, 2024. The holders of this note may at any time prior thereto elect to convert payment, in whole or in part, at holders' sole discretion, from cash to Class A Common Stock of Smart Cups, Inc. The conversion price is fixed at $0.65 per share, regardless of the value of the stock in any trade or any market. As of December 31, 2023 and 2022 the principle balance is $100,000. On January 1, 2024 the holder of the convertible note surrendered it for 184,615 Class A Common Stock of Smart Cups, Inc to the extent of $120,000 unpaid principal and accrued and unpaid interest.

Related Party Transactions

- Name of Person: Class A stockholder
  Relationship to Company: Class A stockholder
  Nature / amount of interest in the transaction: This individual is a shareholder in Smart Cups.
  Material Terms: The Company leases its warehouse and headquarters facilities from a Class A stockholder. On October 22, 2022, the Company entered into a five-year lease agreement for the entire building at a reduced rent of $10,000 per month for the first 2 years, plus CAM, utilities, landscaping, property taxes, insurance, etc. as specified in the lease. At the beginning of the 3rd year a market-rate lease resumes at $36,000 per month with a 2% increase per year.

- Name of Person: Chris Kanik

Relationship to Company: Officer, Director, 20%+ Owner
Nature / amount of interest in the transaction: Chris is CEO and principal securities holder of Smart Cups.
Material Terms: In lieu of salary, the CEO receives $31,250 per month from the Company via payment to his consulting firm.

Valuation

Pre-Money Valuation: $59,145,650.35

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation. This valuation has been increased since our last raise by the amount of shares issued since the launch of that raise X $2.95.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $112,750.00 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $7,498.90 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $2,607,003.50, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain services provided by StartEngine

- Research & Development
  13.5%
  We will use 13.5% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  35.0%
  We will use 35% of the funds raised to purchase inventory for the Company's functional beverages in preparation of commercialization of strategic applications including energy drinks, mouthwash and sleep & relaxation.

- Working Capital
  30.0%
  We will use 30% of the funds for working capital to cover expenses for ongoing day-to-day operations of the Company as well as accounts payable.

- Company Employment
  15.0%
  We will use 15% of the funds to hire key personnel for daily operations, including the following roles: CFO and Business Development. Wages to be commensurate with training, experience and position.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://smartcups.com/ (www.smartcups.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/smart-cups

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Smart Cups, Inc.

[See attached]



Smart Cups, Inc.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2023 AND 2022

INDEX TO FINANCIAL STATEMENTS

_____

Page



INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To The Board of Directors
Smart Cups, Inc.
Mission Viejo, California

We have audited the financial statements of Smart Cups, Inc. which comprise the balance sheets as of December 31, 2023 and December 31, 2022 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Smart Cups, Inc. as of December 31, 2023 and 2022, and results of its operations and its cash flows for each of the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United Stated of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Smart Cups, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

The Company's management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Smart Cups, Inc.'s ability to continue as a going concern for the period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than of one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgement and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Smart Cups, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Smart Cups, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

The RFB CPA Group, PLLC
April 18, 2023
Great Neck, NY

Smart Cups, Inc.
Balance Sheets
As of December 31, 2023 and 2022

	2023	2022
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 142,913	$ 90,920
Inventory	137,733	318,885
Other Current Assets	74,022	-
Total Current Assets	354,668	409,805
Property and Equipment, net	4,883,866	5,926,732
Right-of-Use Assets, net	939,917	1,137,908
Deferred Taxes	738,767	-
Total Assets	$ 6,917,218	$ 7,474,445
LIABILITIES AND STOCKHOLDERS' EQUITY		
Currrent Liabilities:		
Accounts Payable	$ 653,282	$ 917,503
Credit Cards	65,676	90,472
Shareholder Loan	8,977	32,927
Operating Lease Liabilities- Short-term	173,236	120,000
Convertible Note Payable	108,767	100,110
Unearned Development Revenue	100,000	-
Other Current Liabilities	112,232	12,804
Total Current Liabilities	1,222,170	1,273,816
Operating Lease Liabilities- Long-term	959,100	1,017,905
Total Liabilities	2,181,270	2,291,721
Stockholders' Equity		
Common Stock	11,455,014	-
Class A: Authorized 90,000,000 shares, issued and outstanding 10,036,898 shares		
Class B: Authorized 10,000,000 shares, issued and outstanding 7,500,000 shares		
Members' Equity Shares	-	10,000,000
Accumulated Deficit	(6,719,066)	(4,817,276)
Total Stockholders' Equity	4,735,948	5,182,724
Total Liabilities and Stockholders' Equity	$ 6,917,218	$ 7,474,445

See accompanying notes to financial statements

Smart Cups, Inc.
Statements of Operations
For the Years ended December 31, 2023 and 2022

	2023	2022
Net Revenue	$ 259,867	$ 216,510
Cost of Goods Sold	207,275	361,802
Gross Profit/ (Loss)	52,592	(145,292)
Operating Expenses:		
General and Administrative	1,136,710	951,243
Depreciation and Amoritzation	1,274,944	1,106,781
Research and Development	6,987	52,596
Sales and Marketing	120,616	431,338
Total Operating Expenses	2,539,257	2,541,958
Operating Loss	(2,486,665)	(2,687,250)
Other Income/ (Expense):		
Interest Expense	(161,788)	(12,660)
Other Income/ (Expense)	7,896	(569)
	(153,892)	(13,229)
Loss before benefit for income taxes	(2,640,557)	(2,700,479)
Benefit for income taxes	738,767	-
Net Loss	$ (1,901,790)	$ (2,700,479)

See accompanying notes to financial statements

Smart Cups, Inc.
Statements of Changes in Stockholders' Equity
For the years Ended December 31, 2023 and 2022

Balance- December 31, 2021 Members' Equity	$	**15,725,247**
Cash Contributions		2,480,000
Nonmonetary Distributions		(10,322,044)
Reorganization		-
Net Loss		(2,700,479)
Balance- December 31, 2022 Members' Equity		**5,182,724**
Common Stock issuance, net of costs $125,533		11,455,014
Payoff/ surrender and termination of class P Member		
Preferred Capital Interest		(10,000,000)
Net Loss		(1,901,790)
Balance- December 31,2023 Stockholders' Equity	$	**4,735,948**

See accompanying notes to financial statements

Smart Cups, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2023 and 2022

	2023	2022
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (1,901,790)	$ (2,700,479)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization	1,274,944	1,106,781
Benefit for deferred income taxes	(738,767)	
Non-operating (income)/ loss	(7,896)	569
Changes in operating Assets and Liabilities:		
Inventory decrease/ (increase)	181,152	(23,762)
Other current assets increase	(74,022)	-
Accounts payable (decrease)/ increase	(264,221)	917,503
Credit cards (decrease)/ increase	(24,796)	70,426
Short-term portion of operating lease liability increase	53,236	-
Unearned development revenue increase	100,000	-
Other Current Liabilities increase/ (decrease)	99,428	(32,658)
Net cash used in operating activities	**(1,302,732)**	**(661,620)**
CASH FLOW FROM INVESTING ACTIVTIES		
Purchases of Property and Equipment	(76,339)	(1,896,747)
Net cash used in investing activities	**(76,339)**	**(1,896,747)**
CASH FLOW FROM FINANCING ACTIVITIES		
Common Stock Issuances, net	11,455,014	-
Payoff of Class P Member Interest	(10,000,000)	-
Nonmonetary Distribution	-	-
Cash Contributions by Member	-	2,480,000
(Repayment)/ borrowing on Shareholder Loan	(23,950)	8,427
Borrowing on Convertible Note	-	100,110
Net cash provided by financing activities	**1,431,064**	**2,588,537**
Change in cash	51,993	30,170
Cash- beginning of year	90,920	60,750
Cash-end of year	**$ 142,913**	**$ 90,920**

OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES

Nonmonetary exchange of Equity Securities for Member Capital	$ 10,322,044
Issuance of Class P Member Equity	$ 10,000,000
Relinquishment of Class A Member Equity	$ (10,000,000)

See accompanying notes to financial statements

1. NATURE OF OPERATIONS

Smart Cups Inc. was formed on June 8, 2015, in the state of California. The financial statements of Smart Cups Inc (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are in Mission Viejo, California.

Smart Cups Inc. is a pioneering company revolutionizing the beverage industry with its innovative approach to packaging and sustainability. The Company has a patented delivery system platform, known as the "World's First Printed Beverage", utilizing microencapsulation printing to eliminate excessive packaging and shipping waste associated with traditional liquid-based products. Removing the need for shipping water significantly reduces shipping space, weight, costs, and carbon footprint. Traditional liquid-based consumer products pose environmental and practical challenges due to their transportation impact. With microencapsulation printing technology, the Company offers a solution that not only addresses these challenges but also enhances product performance. The Company's precise dosing ensures consistent results while improving the bioavailability of active ingredients in its products. Smart Cups Technology has a wide range of applications and potential across various industries. Some of the key industries and applications where its innovative technology may make a significant impact are food, beverage, pharmaceuticals, cosmetics, pet supplements, and industrial cleaning. The Company is committed to health, convenience, and environmental responsibility. As of December 31, 2023 the Company has raised over $11.4 million from public and private offerings of its common stock and is recognized in renowned publications such as Time Magazine, Forbes, and Entrepreneur as well as television programs such as Fox's Gordon Ramsay's Food Stars, Fox and Friends, and TMZ among many others.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The company has adopted the calendar year as its basis of reporting. In some cases, prior year values have been repositioned, in these financial statements without any material effect, to conform with 2023 presentation.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

Cash and Cash Equivalents

Cash and Cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents did not

exceed FDIC insured limits.

Inventory

Inventory is valued at the lower cost or net realizable value. Costs related to ingredients and finished goods are the actual costs using the First-In, First-Out (FIFO) method. Cost related to raw materials are determined using an average cost method.

Capitalization of Other Assets

The Company capitalizes its costs on the basis of GAAP, Financial Standards Board (FASB) Accounting Standard Codification ASC 350 – Intangibles, Goodwill and Other Assets. When a realizable future income is known and measurable, the company will capitalize the associated costs.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or the remaining term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	7 years
Furniture and Equipment	7 years
Leasehold Improvements	Remaining lease term
Machinery and Equipment in process	-

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, future operating plans and projected cash flows. The determination of whether an impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The company incorporated as a C-Corporation on February 6, 2023 and is taxed as such. Prior to that date, the Company was taxed as a Limited Liability Company (LLC). Under the LLC provisions, the Company did not pay corporate income taxes on its taxable income. Instead, the shareholders were directly liable for individual federal and state income taxes on their respective member interests in the Company's taxable income (a "pass-through-entity"). The Company has filed all of its tax returns from inception through December 31, 2023 and has not been selected for tax examination by the Internal Revenue Service or state regulatory agencies.

As from the date of February 6, 2023 the Company sustains its own tax account and is no longer a pass-through-entity. This results in the Company's ownership of net operating loss ("NOL") carryforwards which do not expire under current Federal tax law, and have a 20-year carryforward expiration period under current California law. Accordingly, we have recognized the associated tax benefits from our recent NOL's since incorporation as a C-Corporation in accordance with ASC 740: Income Taxes.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contract with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues principally from the sale of its products.

Cost of Goods Sold

Cost of goods sold includes the cost of raw materials, ingredients, production, direct sales commissions, and freight & delivery.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $120,616 and $431,338, respectively which is included in Sales and Marketing expenses.

Research and Development Costs

Subject to the Company's capitalization policies, costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities approximate fair value due to their short-term nature.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 – Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 – Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 – Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which this pandemic impacts the Company's business going forward will depend on numerous evolving factors which management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASCs. There have been a number of ASUs to date, including those above, that amend the original texts of ASCs. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on the financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, leases (Topic 842). The new standard introduces a new lease model that brings substantially all leases onto the balance sheet. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

The Company has adopted the standard effective January 1, 2022, using the modified retrospective adoption method which allows us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a change to retained earnings.

Effects of Adoption

The Company has elected to use the practical expedient that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs of any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at its inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles, and office equipment under operating leases. Under the new standard, operating leases result in the recognition of Right-of-Use ("ROU") assets and lease liabilities on the balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of the lease payments over the lease term. We used our estimated incremental borrowing rate and lease terms as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments make prior to January 1, 2022, and any lease incentives. Our leases do not include options to extend or terminate the original lease term. Operating lease expense under the new standard is recognized on a straight-line basis over the lease term.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The cumulative effects of the changes presented below have been added to the balance sheet as of the beginning of 2022 as a result of the adoption of ASU No. 2016-02, leases (Topic 842):

	December 31, 2023	December 31, 2022
Operating lease right-of-use asset, net of amortization	$ 939,917	$ 1,137,908
Current portion of operating lease liability	$ 173,236	$ 120,000
Non-current portion of operating lease liability	959,100	1,017,905
Total operating lease liability	$ 1,132,336	$ 1,137,905

The Company's obligation for maturities of operating lease liabilities as of December 31, 2023 are as follows:

2024	$ 172,000
2025	433,440
2026	442,108
2027	374,545
Total of lease payments	1,422,093
Less: Interest portion	(289,757)
Present value of operating lease liability	$ 1,132,336

Amortization expense for the right-of-use asset for the years ended December 31, 2023, and 2022 was $197,991 and $55,139, respectively.

3. INVENTORY

Inventory consists of the following:

As of December 31,	2023	2022
Raw Materials and Packaging Materials	$ 117,798	$ 27,856
Finished Goods	19,935	291,029
Total Inventory	$ 137,733	$ 318,885

4.   OTHER CURRENT ASSETS AND OTHER CURRENT LIABILITIES

Other Current Assets consist of the following:

As of December 31,	2023	2022
Deposit on Hold – Start Engine	$ 66,410	$ -
Prepaid Expenses	6,612	-
Cash Clearing – Online Retailers	1,000	-
Total Other Current Assets	$ 74,022	$ -

Other Current Liabilities consist of the following:

As of December 31,	2023	2022
Accrued Expenses	$ 100,000	$ -
Accrued Payroll	12,232	12,721
Sales Taxes Payable	-	83
Total Other Current Liabilities	$ 112,232	$ 12,804

5.   PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consist of:

As of December 31,	2023	2022
Equipment	$ 8,749,099	$ 5,069,025
Furniture and Equipment	20,643	20,643
Leasehold Improvements	376,789	376,789
Machinery and Equipment in Process	135,800	3,781,787
Property and Equipment, at Cost	9,282,331	9,248,244
Less, Accumulated Depreciation	(4,398,465)	(3,321,512)
Property and Equipment, Net	$ 4,883,866	$ 5,926,732

Depreciation expense for the years ended December 31, 2023, and 2022 was $1,076,953 and $1,051,642, respectively.

6.   EQUITY RESTRUCTURING

Since its inception, except for trade accounts totaling up to $2.5 million, the Company was financed exclusively by capital contributions from a private investor in the amount of $29.4 million until October 3, 2022. On October 3, 2022, the Company entered into the Assignment and Assumption of Membership Interest Agreement with the investor. Following is a Summary of the nonmonetary exchange:

a. The investor received a $10,000,000 preferred capital account (a membership interest),

b. The Company transferred its equity investments asset portfolio valued at $10,322,044 as of December 31, 2021, to the same investor; and,

c. In exchange for the relinquishment of the investor's previous $29.4 million capital contribution membership interest, the Company's Managing Member and CEO received 100% voting rights.

Further, on October 3, 2022, the Members executed the Amended and Restated Operating Agreement of Smart Cups, LLC. The new Operating Agreement set forth the Members as follows:

Class A Member – CEO with 95 percent interest; and,

Class P Member – Private investor with 5 percent interest, and $10,000,000 preferred capital contribution.

The Class A Member who is also named the Managing Member has voting rights.

The Class P Member does not have voting rights and is entitled to: (i) interest on his $10,000,000 preferred capital contribution in the amount of 4% per annum; (ii) return of his $10,000,000 preferred capital contribution prior to payment of any profit distributions to any other Member or investor; and (iii) his percentage interest of 5% shall be non-dilutable and continues as such in perpetuity.

The following table presents the changes in Members' Equity and Stockholder' Equity:

	Preferred Equity	Common Shares	Par Value	Additional Paid-in Capital	Accumulated Deficit	Stockholders' Equity
Balance - December 31, 2020	$ -	-	$ -	$ 12,772,000	$ (9,056,391)	$ 3,715,609
Contributed capital	-	-	-	14,387,842	-	14,387,842
Net income (loss)	-	-	-	-	(2,378,204)	(2,378,204)
December 31, 2021	-	-	-	27,159,842	(11,434,595)	15,725,247
Contributed capital	-	-	-	2,480,000	-	2,480,000
Nonmonetary Distributions	-	-	-	(10,322,044)	-	(10,322,044)
Reorganization (Preferred Capital)	10,000,000	-	-	(19,317,798)	9,317,798	-
Net income (loss)	-	-	-	-	(2,700,479)	(2,700,479)
December 31, 2022	10,000,000	-	-	-	(4,817,276)	5,182,724
Shares issued for debt conversion	-	184,616	18	119,982	-	120,000
Shares issued for cash	-	2,374,607	237	1,460,311	-	1,460,548
Issuance Cost	-	-	-	(125,533)	-	(125,533)
Entity Conversion	(10,000,000)	7,500,000	750	9,999,250	-	-
Net income (loss)	-	-	-	-	(1,901,790)	(1,901,790)
December 31, 2023	$ -	10,059,223	$ 1,005	$ 11,454,010	$ (6,719,066)	$ 4,735,949

On February 6, 2023, the Company filed for conversion from a limited liability company to a California stock corporation ("C-Corporation"). The total number of shares the corporation initially was authorized to issue is 100,000,000 (one class or series of shares).

As of May 12, 2023, according to the Company's Amended and Restated Articles of Incorporation, the Company is authorized to issue Class A Common Stock and Class B Common Stock. Both classes of shares have voting rights. The total number of shares of stock that the corporation is authorized to issue is One Hundred Million (100,000,000) shares. Ninety Million (90,000,000) shares shall be Class A Common Stock, at a par value of $.0001 per share and Ten Million (10,000,000) shares shall be Class B Common Stock at a par value of $.0001 per share. Coinciding with this change, the previous LLC membership interest of $10 million Class P preferred shares owned by the private investor was converted to 7.5 million shares of Class A Common Stock. The private investor also invested an additional $250,000 at $0.65 per share.

On May 7, 2023, the Company authorized its 2023 Equity Incentive Plan. As of January 2, 2024, the Company reserved 2,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. As of January 2, 2024, the Company has issued 1,600,000 shares to employees, non-employee directors, and non-employee consultants.

7. INCOME TAXES

The Company is responsible for Federal and California corporation income taxes. Accordingly, net operating losses will generate income tax benefits in the future against potential future taxable income. As such, a deferred tax asset is recognized.

For the year ended December 31, 2023:

Pre-tax loss	($ 2,640,557)

Benefit for Corporation income taxes:

Federal	$	505,391
California		233,376
Deferred tax asset	$	738,767

8. DEBT

Loan Payable to Shareholder

The Company has borrowed money from its CEO via an interest-free loan agreement. The loan balance is $8,977 and $32,927 as of December 31, 2023 and 2022, respectively.

Convertible Note Payable

On February 14, 2023, the Company issued a promissory convertible note payable to a private investor

in the principal amount of $100,000. The note bears interest of 10% per annum and matures on February 14, 2024. The holders of this note may at any time prior thereto elect to convert payment, in whole or in part, at holders' sole discretion, from cash to Class A Common Stock of Smart Cups, Inc. The conversion price is fixed at $0.65 per share, regardless of the value of the stock in any trade or any market.

As of December 31, 2023 and 2022 the principle balance is $100,000.

On January 1, 2024 the holder of the convertible note surrendered it for 184,615 Class A Common Stock of Smart Cups, Inc to the extent of $120,000 unpaid principal and accrued and unpaid interest.

9. RELATED PARTY TRANSACTIONS

The Company leases its warehouse and headquarters facilities from a Class A stockholder. On October 22, 2022, the Company entered into a five-year lease agreement for the entire building at a reduced rent of $10,000 per month for the first 2 years, plus CAM, utilities, landscaping, property taxes, insurance, etc. as specified in the lease. At the beginning of the 3rd year a market-rate lease resumes at $36,000 per month with a 2% increase per year.

In lieu of salary, the CEO receives $31,250 per month from the Company via payment to his consulting firm.

10. CROWDFUNDING PUBLIC OFFERING

On July 6, 2023, the Company launched, via StartEngline; a contracted promoter and funding portal, a United States Securities and Exchange Commission Regulation CF Public Offering of up to 2,043,256 shares of Class A Common Stock at $0.65 per share. Upon successful completion of the offering, the Company sold 2,043,256 shares (the maximum number allowed by securities laws) and raised a total of $1,170,735 before related fees. Fees relating to the campaign totaled $79,391. Net proceeds from this campaign totaled $1,091,344.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through April 18, 2024.

The Company is in the process of offering shares in a Crowdfunding public offering in April 2024. This will be its Second Round, and the StartEngine promoter has been contracted on August 28, 2023 to conduct the offering.

The Company has raised on April 11, 2024, $511,269 from the Second round thus far. The Company expects to raise over $1 million in fresh equity capital, based on the results of the First Round in July 2023.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated operating profits since its inception and has sustained accumulated deficits of $6,719,066 as of December 31, 2023. Prior to December 31, 2022, a private investor and former member funded the majority of the Company's operating losses. The Company had a net usage of cash in its operating activities in the year ended December 31, 2023 in the amount of $1,302,732. As of December 31, 2023, the Company's liquid assets in the form of cash and cash equivalents amount to $142,913. The Company's situation raises a substantial doubt on whether it can continue as a going concern in the next twelve months from the date of issuance of these financial statements.

On May 25, 2023, Smart Cups executed an exclusive two-year Development Agreement with Manna Pro Products, LLC dba Compana Pet Brands ("Compana"), pursuant to which Smart Cups agreed to develop certain prototypes of recyclable pet bowls printed with accurate doses of pet supplements. Following the terms of the Development Agreement, the Company is negotiating a Manufacturing Agreement with Compana which sets out production and sales milestones over an initial term of two years. There is no assurance that this Manufacturing Agreement will materialize.

On August 16, 2023, Smart Cups CEO won season one of Fox's Gordon Ramsay's Food Stars, earning an investment of $250,000 for the Company.

The Company is attempting to further implement its business plan and generate sufficient revenues; however, its cash position may not be sufficient to support its daily operations. While the Company believes in the viability of its strategy to further implement its business plan and generate sufficient revenues and in its ability to raise additional funds, there can be no assurance that it will be able to do so on reasonable terms, or at all.

Management has evaluated these conditions and plans to generate revenues and raise the capital that is needed in order to remain a going concern. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



startengine

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GET A PIECE OF SMART CUPS

Any Consumable. Any Surface. Just Add Water.

Smart Cups Technology is a patented delivery system platform that creates sustainable consumer packaged products by eliminating liquid through the use of novel microencapsulation printing. The company was granted two patents for its technology and has previously raised over $11M.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



SMART CUPS.
WE'RE CHANGING THE FUTURE OF LIQUID-BASED PRODUCTS

$490,454.52 Raised

OVERVIEW | ABOUT | TERMS | PRESS & UPDATES | REWARDS | DISCUSSION

Get Equity
$2.95 Per Share

PREVIOUSLY CROWDFUNDED
$2,392,994.63

RAISED
$490,454.52

INVESTORS
489

MIN INVEST
$247.80

VALUATION
$59.15M

Most Funded
Top 15 in amount raised on StartEngine

What does this badge mean? **See here**

REASONS TO INVEST

- Led by CEO Chris Kanik, who recently won FOX's Gordon Ramsay's Food Stars, earning an investment of $250K. Our patented tech gained traction since launch & has been featured in Time Magazine, Forbes, FOX, & more

- Our patented technology is the foundation for innovative products across a wide range of industries. Our B2B aspirations have already leapt forward starting with an R&D agreement with the U.S. Army.

- The humanitarian and ecological implications of our technology are profound. With a just-add-water concept in a relatively empty cup, we can bring medicine and nutrition to emergency situations and significantly reduce the carbon footprint of liquid transport.



TEAM



Chris Kanik • Founder, CEO, Secretary, Treasurer, Director
Dynamic leader with unconventional 25+ years of wide experience in science research, consulting for CPG and Pharma companies, product development, formulation, product branding, launch strategies, and contract negotiation.
Chris has extensive technical, chemical, and engineering experience since joining a research team at the Stevens Institute of Technology at the age of 14.

Chris currently devotes nearly all of his working hours towards Smart Cups and spends less than 2 hours per week working as Head of Science and Formulation for TR

Processing.

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Jonathan Kotler • Director



Jonathan Kotler is a Senior Managing Director and General Counsel of Real Estate at Elion, is a member of its Senior Management Committee, and participates in the firm's Asset Management Committee and Investment Committee. Jonathan is responsible for providing legal services to, and for the benefit of, Elion's affiliated discretionary investments.

Previously, Jonathan served as Deputy General Counsel at Empire State Realty Trust, where he served as the lead in-house attorney for all its real estate transactions. He has more than 13 years of commercial litigation and real estate law experience.

Jonathan earned his Juris Doctor from Fordham University School of Law, his Master of Business Administration in Finance from Fordham University, and his Bachelor of Science in Economics from Cornell University.

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Stuart Kotler • Director



Stuart has extensive experience serving as an accounting and business advisor to prominent real estate and construction companies as well as to family-owned and closely held businesses. Often representing clients as the key negotiator in complex transactions, Stu specializes in structuring, acquisitions, workouts, and tax planning. He has also been instrumental in the formation and operation of Real Estate Investment Trusts.

Stu's service approach focuses on dealing with the economic, business, and family issues impacting his clients. In this role, he assists clients with issues concerning the operations of their business from an economic and tax perspective, as well as with trust and estate and personal financial planning. Stu has also been involved with the Firm's litigation support department and has qualified Berdon as an expert in New York State Supreme Court.

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Owen Jude Dolan II • Chief Operating Officer



Owen has 15+ years experience designing, implementing policies to promote company culture and vision. He has more than a decade of experience in the medical device industry. Owen has 1 patent granted, 2 patents pending.

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Matt Bottomly • Intellectual Property Attorney

Matt Bottomly is a patent attorney based in Orange County and experienced in all aspects of intellectual property. He primarily focuses his practice on U.S. patent prosecution, focusing primarily on mechanical and electrical inventions. He has worked with a variety of technologies, including consumer electronics, semiconductors, telecommunications, RFID, fantasy sports, video games, streaming media, and augmented reality. Matt is heavily involved in the start-up community. Matt's previous experience includes working in an AmLaw 200 firm, working in-house at a consumer electronic company and an entertainment company, founding an IoT device start-up, and working as a patent examiner at the United States Patent and Trademark Office.

Matt spends 5 to 10 hours a week on Smart Cups.

Read Less



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THE PITCH

For a Better Planet, Just Add Water.

At Smart Cups, we offer a revolutionary solution to the problem of excessive packaging and shipping waste associated with traditional liquid-based products. Our patented delivery system platform creates sustainable consumer packaged products by eliminating liquid through the use of novel microencapsulation printing.

We take liquid-based products (beverages, medicines, cocktails, meals) and reduce them to their non-liquid state. Then we encapsulate them in a plant-based shell that can be 'printed' onto almost any surface (not just cups) while also helping to preserve the product. This process significantly reduces shipping weight and packaging.

Once this shell comes into contact with liquid, it activates and releases the ingredients via a self-stirring process that is a result of perfect geometry. This transforms a virtually empty cup into a beverage, a perfectly dosed medicine, a nutritious meal, or a cocktail right before your eyes! The flavors and ingredients remain intact.

The success of our proof-of-concept energy drink line has paved the way for our focus on B2B operations, including toll labeling, co-manufacturing, and licensing. We'll be able to collaborate and innovate with established companies and their large distribution channels. Soon, *Powered by Smart Cups Technology™* could power a wide array of products, from medications, humanitarian aid, mouthwash, military meals and beverages like margaritas, coffee and functional drinks.

If you are looking to invest in a company with vision, traction, and a mission to help people and the planet - please take a look at the detailed insights below.


SMART CUPS.
REDUCE SHIPPING. SAVE THE PLANET.
The world's first printed beverage.*
Our revolutionary solution to the economic and environmental problems associated with traditional liquid-based products.

**This statement is based on the Smart Cup's research and third party reports, some examples available here (source, source, source)*

THE ENVIRONMENTAL PROBLEM

Shipping the Weight of Liquid is Toxic

The global transportation sector is a major source of pollution, emitting 7.3 billion metric tons of carbon dioxide in 2021 alone (source). Traditional liquid-based consumer products present particular environmental and practical challenges due to their shipping weight and space. In our opinion, it's the shipping of liquid weight that is the most unnecessary waste of resources and the most unnecessary creation of carbon emissions (especially since there is perfectly good water at the final destination). **Did you know that one gallon (128 ounces) of water weighs over 8 pounds?** A case of standard 12 ounce soda or energy drinks weighs just over one gallon. If you follow the math, just 10 cases of these drinks weigh approximately 80 pounds! It adds up fast and we are shipping this weight constantly around the world at a significant environmental cost. It's time to invest in the future!



THE SMART CUPS SOLUTION

Ship 31X More Product in the Same Space

Our revolutionary packaging enables liquidless transportation of consumer packaged products, reducing carbon emissions. A study conducted by UCLA's Institute of the Environment and Sustainability and authored by Professor Deepak Rajagopal underscores the profound impact of Smart Cups on beverage transportation, highlighting the unparalleled payload capacity that this innovative packaging technology provides.

The study's findings show that a single Class 6 or 7 beverage truck packed with Smart Cups can accommodate a staggering 21 times more beverage volume than PET bottles and 31 times than glass bottles.

Smart Cups printed on PLA cups, when paired with tap water, result in 20% less packaging materials than aluminum, 40% less than plastic, and an impressive 90% less than glass-based packaging.

This reduction in packaging translates into a 23% to 48% decrease in lifecycle primary energy and a 40% to 57% decrease in global warming potential. With biogenic carbon credit for landfilled PLA, the reductions reach an impressive 50% to 70%.

With your help, we can make a positive impact on our planet!



This truck can accommodate **31 TIMES** more beverage volume with Smart Cups compared to traditional glass bottles.

ABOUT SMART CUPS

We're a B2B Technology Company

We designed our 3-D printing technology to eliminate the need for shipping water, lowering shipping space and weight, saving costs, and reducing carbon footprints for liquid shipments. In our experience, there are many established companies out there who are actively looking to bring new, highly innovative eco-friendly products to market.

Our very first product, *the World's First Printed Beverage*, is an energy drink, which was a proof of concept that demonstrated our proprietary technology and introduced it to the world. We've sold approximately $5 million of this product. But Smart Cups isn't just about cups... we have the ability to use our proprietary technology to print on any surface - yes, ANY. From paper and aluminum, to candy bars, tortilla chips, and so much more. There are endless possibilities and we're just getting started.

We are now well-positioned for toll manufacturing for some of the world's biggest brands. Competing in existing industries with our own products (health, beverages, medicine, pet etc.) is NOT our goal. We want to be the technology INSIDE of truly innovative products from companies who already dominate their categories.



These are not actual products. They are examples of what we believe is possible.

OUR TRACTION

Smart Cups is on the Move








Built a portfolio of patents for our innovative technology

$11M+ Raised in previous funds

$8M+ Invested to scale production

Won multiple awards, including


TIME BEST INVENTIONS 2021 SPECIAL MENTION

California Small Business of the Year in 2020

Featured in

Forbes

 abc7

 THE JOE ROGAN EXPERIENCE



Gordon Ramsay's Food Stars (WINNER): Our CEO (Chris Kanik) was the Season One winner of this popular show on FOX. This was the moment when the world heard about Smart Cups. Not only did Chris

win a $250k investment from Gordon Ramsay, this milestone has also helped us to garner global recognition, amplifying our brand presence and market reach.

Strategic Partnership with the U.S. Army: The U.S. Army Combat Capabilities Development Command (DEVCOM) Soldier Center and Smart Cups have forged a Cooperative Research and Development Agreement (CRADA) to explore Smart Cup's pioneering printing technology. This collaboration aims to

explore innovative applications for Soldier rations and micronutrient delivery, leveraging Smart Cups' cutting-edge printing technology for enhanced performance and nutrition in military settings. This milestone partnership opens up exciting opportunities for future growth and innovation.

Unveiling at the Global Pet Expo: We recently introduced our line of printed pet bowls at the Global Pet Expo in Orlando in collaboration with our enterprise customer, Compana. This partnership marks the beginning of our new B2B business strategy for white labeling and licensing, setting the stage for a profitable year ahead.

Wall Street Journal: The Future of Everything Festival: We were honored to present Smart Cups at this exclusive event featuring some of the world's most innovative and forward-thinking companies. Our products and imaginations were on full display including solutions for laundry detergents and even cocktails and wine!

Prestigious Recognition: Including Time Magazine's Best 100 Innovations of the Year for 2021 and California Small Business of the Year as awarded by Senator Patricia Bates in 2020. We were recently announced as a semi-finalist in the coveted 2024 Pepperdine Most Fundable Companies Competition. We've also been featured in Forbes, ABC 7, and The Joe Rogan Podcast.

Well Positioned: We've built a portfolio of patents for our innovative technology that will keep our proprietary process protected for years to come. We've also raised over $11 million in funds previous to this campaign to help us grow our facility and our reach.

WHAT DRIVES US

Humanitarian and Ecological Impact

Although we envision the words *Powered by Smart Cups Technology*™ being a staple of truly innovative products across many different industries and collaborations, at our heart it's the humanitarian and ecological impacts of our technology that drive us everyday.
Imagine a shipping container full of efficiently stacked Smart Cups containing everything from perfectly dosed medicines, iodine water purifiers, and highly nutritious just-add-water meals going into a humanitarian disaster following a major traumatic event. As we mentioned earlier, we would be able to bring in 21x - 31x the amount of supplies than standard liquid-based products.

Envision the weight difference of that same shipping container that contains zero liquid-based products compared to a standard load. The amount of emissions required to move those products would be significantly less which would mean cleaner air for everyone.

This is the vision that drives us. If you can intuitively see the large-scale impact we're trying to have on people and the planet, we hope that you'll join us by becoming an owner.


SMARTCUPS.
Feeding the Homeless with Smart Cups
THE WORLD'S FIRST 3D PRINTED SOUP
Subscribe
Handing Out 3D Printed Soup to Hungry People!
THE BROTH HAS PROTEIN AND MICRONUTRIENTS.
WE NEED TO PUT THIS IN THE STORE.
GOD BLESS YOU

CONCLUSION

A Word from Our CEO


SMART
CUPS.
Chris Kanik - CEO Smart Cups

"I would like to thank you for exploring our company. You made it to the bottom of the page. Hopefully it's because our visions align. I know you have many options on StartEngine about where to invest your hard-earned money. We don't take this investment campaign lightly. We're here to make a significant positive impact on our planet but we can't do it alone. We welcome as many people to become a part of our company as possible. Every investment (no matter the size) brings us closer to our goals.

With this raise, we plan to fulfill purchase orders, increase our strategic partnerships, continue product development and R&D, and grow our operational and leadership teams. Join us as we launch our truly sustainable and efficient technology for a cleaner, smarter future for our world.

If you would like to officially become a part of our journey as an owner of Smart Cups - we would love to have you onboard! It means the world to me that you're considering this opportunity."

Smart Cups CEO
Chris Kanik

ABOUT

HEADQUARTERS

**25732 Taladro Circle
Mission Viejo, CA 92691**

WEBSITE

View Site ⧉

Smart Cups Technology is a patented delivery system platform that creates sustainable consumer packaged products by eliminating liquid through the use of novel microencapsulation printing. The company was granted two patents for its technology and has previously raised over $11M.

TERMS

Smart Cups

Overview

PRICE PER SHARE

$2.95

VALUATION

$59.15M

DEADLINE ⓘ

May. 1, 2025 at 6:59 AM UTC

FUNDING GOAL ⓘ

$7.5K - $2.61M

Breakdown

MIN INVESTMENT ⓘ

$247.80

OFFERING TYPE

Equity

MAX INVESTMENT ⓘ

$2,607,003.50

SHARES OFFERED

Class A Common Stock

MIN NUMBER OF SHARES OFFERED

2,542

MAX NUMBER OF SHARES OFFERED

883,730

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Circular →

Offering Memorandum →

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$6,917,218	$7,474,445
Cash & Cash Equivalents	$142,913	$90,920
Accounts Receivable	$0	$0
Short-Term Debt	$1,222,170	$1,273,816
Long-Term Debt	$959,100	$1,017,905
Revenue & Sales	$259,867	$216,510
Costs of Goods Sold	$207,275	$361,802
Taxes Paid	$35,624	$11,754

| Net Income | -$1,901,790 | -$2,700,479 |

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Perks*

Perks:

Time-Based Perks

Extreme Early Bird - Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird - Invest within the first week and receive 10% bonus shares.

Early Bird Bonus - Invest within the first two weeks and receive 5% bonus shares.

Volume-Based Perks

Tier 1 Perk - Invest $500+ and receive a promo code redeemable for a 10-pack of Smart Cups Energy when you email us and we confirm your investment.

Tier 2 Perk - Invest $1,000+ and receive a promo code redeemable for two 10-packs of Smart Cups Energy when you email us and we confirm your investment.

Tier 3 Perk - Invest $5,000+ and receive a promo code redeemable for a Smart Cups Energy Bundle when you email us and we confirm your investment.

Tier 4 Perk - Invest $10,000+ and receive a promo code redeemable for Smart Cups Energy Bundle, Hat, large T-Shirt and Smart Keeper when you email us and we confirm your investment.

Tier 5 Perk - Invest $25,000+ and receive a promo code redeemable for Smart Cups Energy Bundle, Hat, large T-Shirt and Smart Keeper Plus Zoom Call with Founder Chris Kanik when you email us and we confirm your investment. + 5% bonus shares.

Tier 6 Perk - Invest $100,000+ and receive a promo code redeemable for Everything above plus Smart Facility Tour with Chris Kanik when you email us and we confirm your investment. Opportunity to experience all Smart Cups Technology R&D pipeline applications first hand + 15% bonus shares.

Loyalty Bonus | 10% Bonus Shares

Existing Smart Cup shareholders and waitlisters will receive 10% bonus shares.

Reservations Bonus | 5% Bonus Shares

All reservations holders in the Testing the Waters Reservations Page will receive 5% bonus shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Smart Cups, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 1,000 shares of Class A Common Stock at $2.95 / share, you will receive 1,100 shares Class A Common Stock, meaning you'll own 1,100 shares for $2,950 be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors may also receive the Venture Club bonus, the Reservation Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

NEW UPDATES

01.17.25

Notice of Material Change in Offering

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Smart Cups offering. Here's an excerpt describing the specifics of the change:

Issuer is extending their campaign end date to April 30th, 2025.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

01.16.25

💧 Reduce Carbon Emissions with Smart Cups!



A gallon of water weighs over 8 pounds.

Think about that for a second...

We live in a world that is constantly shipping water weight across the globe even though there is (usually) clean water available at the final destination. Juices, sodas, ready to drink cocktails, energy drinks, soups, laundry detergent, shampoo etc. It's all bottled in liquid form and then shipped to a distant location. The amount of fuel to transport these products is significant.

We're on a mission to take your most cherished liquid-based products and 'print' them on the inside of many different kinds of cups etc. Shipped in lightweight and easy-to-use stacks of containers, Smart Cups is paving the way for a true sustainable concept.

If you can see our vision, please consider joining us with an investment. It will help us to grow our business and make really cool products in the future!



This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

PRESS

Entrepreneur

Entrepreneur

How the World's First Printed Beverage Was Born

View Article



yahoo! finance

Yahoo Finance

UCLA Study Highlights Smart Cups' Revolutionary Technology Reducing Environmental Impact of Liquid Consumer Products

View Article



FOX
&friends

FOX and Friends

'Smart Cups' founder wins huge investment from Gordon Ramsay

View Article



The Wrap

'Gordon Ramsay's Food Stars' Winner Says His Product Could Have 'Nobel Prize-Worthy Applications'

View Article

C & EN Chemical and Engineering News

Project SEED scholar Chris Kanik

View Article

Show More Press

ALL UPDATES

01.14.25

💧 Natural Disaster Response & Smart Cups



OUR GOAL IS TO BE PART OF THE FIRST RESPONSE FOR FUTURE NATURAL DISASTERS.



Help us help others for a minimum investment Of $248.



Our hearts go out to everyone who lives in Southern California. It's our home and we know there are many people suffering from the terrible fires that swept through entire communities.

This fire has brought one of our biggest motivations into full focus - innovative humanitarian aid for unprecedented natural disasters. If you've been following us for some time, you know how we are fully capable of 'printing' emergency medicines, meals and more into lightweight biodegradable cups that are easy to transport and store.

With your help, we can make a positive impact in future tragedies. Until then, our hearts and minds are with our fellow Southern California residents as we move forward together.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

01.11.25

💧 B2B EXPLORATION: Feeding the Homeless 💧


SMARTCUPS
B2B Exploration:
Feeding the Homeless

Welcome to the *seventh* installment in our series that explores the unique possibilities of our patented technology. This series represents our vision for what we think is possible moving forward. It's important to emphasize that this is not a description of things we are actively doing at this stage. We are aiming big in a variety of industries, so consider this a look into our mindset and goals.

One of our favorite realms of possibility is helping to feed the homeless populations across the country.

The most common process for feeding the needy is with large 'soup kitchens' which consist of specific locations that need to be visited to get food. These are noble organizations that work hard to keep people on the streets from going hungry, but it's not a complete solution - especially for people with mobility issues.

The other option that is commonly used is bringing 'instant' food products that can be easily prepared such as ramen, canned goods etc. The problem is that these foods generally have low nutritional value.

At Smart Cups, we envision handing someone a lightweight, easy-to-carry sleeve of seemingly empty cups that (when water is added) transform into highly nutritious meals. They would be easy to transport, distribute, and use.

Check out the video below for an example of how we have already created a pilot effort to test our technology and get feedback - all while feeding those who need it most.







Feeding the Homeless with Smart Cups

Watch the full video below!
THE WORLD'S FIRST 3D PRINTED SOUP
@joshlilj2
Subscribe
Handing Out 3D Printed Soup to Hungry People!
THE BROTH HAS PROTEIN AND MICRONUTRIENTS,
thou shalt not try me
WE NEED TO PUT THIS IN THE STORE.
GOD BLESS YOU

WATCH THE VIDEO HERE!

We can't accomplish any of these goals alone. **It's going to take a strong group of co-owners who intuitively see our bigger visions to make them a reality.** If you want to see new opportunities in feeding the homeless, please consider joining us today! **We kept the minimum investment amount low so that anyone could become an owner.** This is really important to us.

01.09.25

💧 JOE ROGAN Podcast! 💧



Smart Cups was featured on the Joe Rogan Experience as they talked about the technology and how it could be used. Of course, they went straight to imagining how it could work with beer - but who can blame them? It's all possible. That's the great part about what we're doing. Different people and different companies all envision unique applications and innovative products when they hear about our

technology. It's exciting for us anytime someone mentions an idea we've never thought of before.

Smart Cups is not a product. We believe it's a scalable, game-changing technology with seemingly endless potential. If this is the kind of thing you would like to invest in, we would love to have you with us for the ride! We definitely have a special place in our hearts for ideas from our investors.

Check out the clip from the Joe Rogan Experience:

Joe Rogan Talks Smart Cups: The Future of Beverages



01.07.25

 LISTEN TO OUR INTERVIEW!



Our CEO, Chris Kanik, appeared on the Ecom Show to talk about Smart Cups. For anyone following our investment campaign, we would highly recommend taking a moment to listen to this interview.

Here's the link to the interview

From their website:

"Today, we're excited to welcome Chris Kanik, CEO and founder of Smart Cups, the company that's created the world's first printed beverage.

Smart Cups uses a sustainability-driven printing technology that completely eliminates the need for bottling and shipping liquids. But that's just the beginning—this technology has the potential to print edible ingredients on any surface. In this episode, we'll explore how Chris plans to extend this innovative approach to the pet

industry and beyond. Join us to discover how Smart Cups are setting the stage for a major shift in manufacturing and sustainability."

If you learn something in this interview that inspires you to become involved, please consider investing today. We would love to have you with us as a co-owner. We kept our minimum investment low so anyone could seize this opportunity.

01.04.25

 B2B EXPLORATION: Water Purification



Welcome to the sixth installment in our series that explores the unique possibilities of our patented technology. This series represents our vision for what we think is possible moving forward. It's important to emphasize that this is not a description of things we are actively doing at this stage. We are aiming big in a variety of industries, so consider this a look into our mindset and goals.

If you've been following us for a while, you know that humanitarian applications of our Smart Cups Technology™ is at the top of our to-do list. It's the source of our inspiration everyday.

Imagine a human tragedy. Perhaps a natural disaster that devastates an entire community and destroys fundamental infrastructure including the main supply of drinking water. To bring in fresh water usually requires large, heavy trucks and the distribution of the water requires specific locations.

At Smart Cups, we imagine many thousands of seemingly empty (compostable) cups that are efficiently stacked and lightweight that can be easily distributed to people across the area of destruction.

Printed inside of each cup (at the bottom) is a perfectly dosed amount of iodine solution that can transform un-potable water into something safe to drink during an emergency. We believe that this will prove to be a game-changer in times of crisis and that we can improve the lives of real people during their greatest time of need.

We can't accomplish any of these goals alone. It's going to take a strong group of co-owners who intuitively see our bigger visions to make them a reality. If you want to see new opportunities in the emergency response industry, please consider joining us today! We kept the minimum investment amount low so that anyone could become an owner. This is really important to us.

01.02.25

 # 💧 PODCAST! Our CEO with Kathy Varol! 💧



Please check out this great interview featuring Kathy Varol and Chris Kanik (Smart Cups CEO). If you discover any new insights that inspire you about our company, please let us know. We'd love to hear from you! wecare@smartcups.com

Listen now on Apple or Spotify

Show description as listed on the podcast:

Chris Kanik is the CEO and Founder of Smart Cups, a sustainability-driven technology company that achieved global recognition with its flagship product—a printed energy drink. All of the flavors and ingredients are printed on the button of a cup, just add

water. The Smart Cups printed technology eliminates the need to bottle and ship liquids, significantly reducing carbon footprint.

Smart Cups Technology was recognized on Time Magazine's 100 Best Inventions of the Year list for 2021. Chris also gained global exposure for Smart Cups by winning Season 1 of Gordon Ramsay's Food Stars, securing a $250,000 investment from Gordon Ramsay himself.

In this episode, we discuss:

- *The inspiration for Smart Cups*

- *Why Smart Cups is pursuing a white-label strategy*

- *The reasoning behind releasing an energy drink as their first product*

Key Takeaways:

- **A Simple Truth with Big Ripples:** *Smart Cups is tackling a profound yet simple truth: shipping water as a primary ingredient in products is unnecessary. By letting the end consumer add water themselves, industries can slash emissions from transporting heavy, water-laden goods. Think of the potential impact across sectors—soft drinks, laundry detergents, cleaning supplies, shampoos, conditioners—the list is endless. This shift doesn't just cut emissions; it reimagines how products are made, sold, and consumed.*

- **Awareness as the Seed of Change:** *Actions drive change, but awareness is often the spark that starts it all. Awareness has the power to shift perspectives and open minds, creating a ripple effect that spreads through society. As more people become aware, the momentum grows, leading to collective action that can transform entire systems. Awareness isn't just a passive state—it's the ignition point for meaningful change.*

- **The Unexpected Doorway to Innovation:** *Innovation can strike at the most unexpected times. Often, the doorway to innovation opens through frustration with the status quo or daydreaming about what could be. For Smart Cups, the doorway to innovation happened at a Taco Tuesday. When you find that doorway, let your imagination wander through it. You never know where it might lead—perhaps to a transformative idea that changes how we live.*

12.31.24



💧 Invest in something new this year! 💧



SMART CUPS.
REDUCE SHIPPING. SAVE THE PLANET.
INVEST IN SOMETHING NEW THIS YEAR.
SMARTCUPS
Make a real impact in 2025!
start engine

We're honored that you've decided to follow our investment opportunity on StartEngine and that you're sticking with us into 2025!

If you've been following our campaign for awhile, you already know that we have big ambitions for applications of our technology across many different industries. More importantly, we genuinely believe that Smart Cups Technology™ can make a noticeable impact on emissions generated during the shipping of liquid-based products. We hope you feel the same way.

From eco-consciousness to product innovation to humanitarian responses - the investment opportunity in front of you today is truly about making an impact.

We know you have a lot of options on StartEngine as you consider your investment strategy in 2025. If making a positive impact is high on your list, we would love to have you onboard.

To everyone who invested with us in 2024 (and earlier) - THANK YOU! You've made our vision more accessible and supported.

12.21.24

 VIDEO! GREAT INTERVIEW!!



Smart Cups Exposed: The Tech Revolution You Can't Ignore | Chris Kanik D…

Our CEO, Chris Kanik, appeared on the Digital Social Hour Podcast for an incredibly entertaining and insightful interview. Here's the description from the channel:

"Discover how this innovative tech is set to transform industries and potentially solve world hunger and thirst. With insights from Chris's incredible journey—from a young science prodigy to a stand-up comic and now a visionary entrepreneur—this episode is packed with valuable insights and unexpected stories. Don't miss out!"*

If you find this interview insightful and inspiring we hope you'll consider becoming an owner of our company. Our goal is to bring as many people on board as possible because this revolution is going to need all of us!

12.20.24

 # Imagine Smart Cups for the Holidays!



The holiday season is officially in full swing. Toys, parties, and family will be everywhere. And there will also be lots and lots of coffee, tea and hot cocoa. This is the perfect time of year to visualize new product concepts.

Imagine a well-known coffee company that uses our technology to make an instant cup of premium joe or hot chocolate. We simply print the ingredients inside on the bottom of the biodegradable paper cup and ship in space efficient sleeves. The customer adds hot water and the self-stirring mechanism activates. A wonderful cup of pumpkin spice coffee appears out of nowhere - just in time for the holidays.

Instead of a coffee maker with all of the plastic pods - imagine a lightweight sleeve of biodegradable coffee cups with the coffee company's logo and other fun stuff on it. Each cup starts fresh and provides the coffee company with a great branding opportunity.

This is not something we are actively producing at the moment, but it is very much on our radar.

If you have other ideas for our technology during the holidays, please reach out and let us know.

We can't make these ideas a reality without your support. **If you're looking for a visionary company to invest in, we hope you'll consider ours.**

12.17.24

 Learn about our proprietary process



SMART CUPS

Smart Cups Technology™ is the name of the proprietary process that allows us to print active and flavor materials to the inside of a cup.

How does it work? The printed goodness is encapsulated in a plant based shell that helps the ingredients stick to the surface they are printed on. Once this shell comes into contact with liquid, it activates- releasing the ingredients that are self-stirring, transforming a virtually empty cup into a beverage, perfectly dosed medicine, a hot cup of coffee, and many other staple consumer products.

Commercially known as the "World's First Printed Beverage," our patented delivery system platform creates sustainable consumer packaged products by eliminating liquid through the use of novel microencapsulation printing. A study conducted by UCLA's Institute of the Environment and Sustainability and authored by Professor Deepak Rajagopal underscores the profound impact of Smart Cups on beverage transportation, highlighting the unparalleled payload capacity that this innovative packaging technology provides.



Here's just a short list of products we can print with Smart Cups Technology:

◦ Sports Drinks

◦ Water Purification

◦ Coffees and Teas

◦ Personal Care Products

◦ RX and OTC Medications

If you are intrigued by all of the potential uses of our technology, please consider investing and becoming a part of this creative company. We really enjoy like-minded people who think outside the box (or in this case - the cup).

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!



Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$500

Tier 1 Perk

Invest $500+ and receive a promo code redeemable for a 10-pack of Smart Cups Energy when you email us and we confirm your investment.

Select

$1,000

Tier 2 Perk

Invest $1,000+ and receive a promo code redeemable for two 10-packs of Smart Cups Energy when you email us and we confirm your investment.

Select

$5,000

Tier 3 Perk

Invest $5,000+ and receive a promo code redeemable for a Smart Cups Energy Bundle when you email us and we confirm your investment.

Select

$10,000

Tier 4 Perk

Invest $10,000+ and receive a promo code redeemable for Smart Cups Energy Bundle, Hat, large T-Shirt and Smart Keeper when you email us and we confirm your investment.

Select

$25,000

Tier 5 Perk

Invest $25,000+ and receive a promo code redeemable for Smart Cups Energy Bundle, Hat, large T-Shirt and Smart Keeper Plus Zoom Call with Founder Chris Kanik when you email us and we confirm your investment. + 5% bonus shares.

Select



$100,000

Tier 6 Perk

Invest $100,000+ and receive a promo code redeemable for Everything above plus Smart Facility Tour with Chris Kanik when you email us and we confirm your investment. Opportunity to experience all Smart Cups Technology R&D pipeline applications first hand + 15%

Select

JOIN THE DISCUSSION



What's on your mind?

0/2500

Post



Derrick Foster
a day ago

I was having a little hard time understanding the product by the video because it didnt really show an example.Very interresting and i wish i could how it looks unpackaged but im sure you have a website

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Debbie Watts
8 days ago

To reduce waste even more, have you considered printing on a round dissolvable disc [I'm thinking the size of the bottom of your current cups] but made of food grade, edible wafer paper? The paper generally comes in 4 thicknesses & can disolve within seconds to a minute, depending on paper thickness & water volume present. This would allow the product & wafer paper to completely disolve in any glass, cup, bottle, or bowl.

Insert the disc into the container, shake or stir for a moment, and it would be ready to consume. All the minerals, flavors, vitamins, nutrients, etc. printed on the disc would be present, minus the plastic or paper cup that would take longer to degrade. A small disposable, biodegradable paper could seperate the imprinted discs to prevent sticking. It would further increased the volume of product able to be shipped while decrease the transportation space needed, and have less to degrade in nature [only the seperator paper.

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💬 1   ↑ 0   🚩

Chris Kanik ⊘
Smart Cups • 8 days ago

Hello Debbie! Thank you for your thoughtful suggestion and for taking the time to share your ideas with us. We have experimented with concepts like printing on dissolvable discs and see great potential for this type of application in the future. In fact, our first iteration of Smart Cups was a printed disc in a cup.

For now, our focus remains on perfecting our technology for use in vessels as we continue to scale and commercialize. We appreciate your insight.

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↑ 0   ⚑



Daniel Rehmsmeyer
8 days ago

Have you actually sold any product and made REVENUE yet?

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💬 1   ↑ 0   ⚑



Chris Kanik ⊘
Smart Cups • 8 days ago

Hello Daniel, we have definitely sold product already. We've been selling since 2018. You can see more detailed information in our financial statements. Thanks for asking.

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↑ 0   ⚑



Jarod Rudisill
23 days ago

Question: In your pitch you state, "the global functional beverages market size was valued at $140.87 billion in 2022 and is predicted to grow to $279.4 billion by 2030" but in the graphic it shows $261.56 billion and then in the source that you linked, it says $230.61 billion. So, which one is it?

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💬 1   ↑ 0   ⚑

Chris Kanik ⊘
Smart Cups • 8 days ago

Hello Jarod. Thanks for paying close attention to our campaign. Everything went through compliance and was

fact checked before we launched. But I'll take another look, especially at the source doc. Thanks.

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↑ 0   ⚑

Ken Manni
a month ago

Glad to be an investor. I don't think this has been mentioned here, but noticing the military applications, is that same concept possible to cross over into outdoor enthusiasts' meal, drink, micronutrients, as well? Seems like a civilian market would be huge.

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💬 1   ↑ 0   ⚑

> ### Chris Kanik ⊘
> Smart Cups • 8 days ago
>
> That's a great idea Ken! Partnering with a large camping/outdoor company would be amazing. I can see a ton of innovative products coming out of a collaboration like that! Thanks for mentioning it.
>
> Show less
>
> ↑ 0   ⚑

Cody Collins
a month ago

For the tier based rewards, which Smart Cup email address should we send to to confirm investment?

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💬 1   ↑ 0   ⚑

> ### Chris Kanik ⊘
> Smart Cups • 8 days ago

Hello Cody, good question. All confirmation of investment etc goes through StartEngine. As for your tier-based rewards, we fulfill them in batches throughout the year since doing them one-at-a-time as they come in would be a challenge. If your investment in confirmed, you should be hearing from us when we do the next batch. Thank you.

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0

JK

Jason Kane

a month ago

With the new innovation of regrowing plant life how about a focus on plants underwater Reefs around the planet are in desperate need of regeberation to hreatly affect climate control. As an added bonus no need to add the water it is already there!

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1 0

CK

Chris Kanik

Smart Cups • a month ago

This is an interesting concept Jason. There's definitely a lot of 'just-add-water' in the ocean! Thanks for mentioning it.

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0

PD

Patricia Dashti

2 months ago

I was wondering, since we are not permitted go take beverages on a flight, even if you're diabetic, could one take smart cups on the flight and just add water received from the flight attendant after the flight takes off and they are passing out beverages. I witnessed a

distressed diabetic who was told they could not take their medication on the flight unless it was going in the baggage area in their luggage. It's just a thought.

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1 0

CK

Chris Kanik

Smart Cups • 2 months ago

Hello Patricia! What a great question. And the answer is yes! You can absolutely take Smart Cup products through TSA. One time I travelled with the equivalent of several bottles of mouthwash, energy drinks, soups and margarita mix - all with no problems at all.

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0

RB

Ronald Bickham

2 months ago

If one is investing slowly over time(e.g. $250 week 1, $250 week 2, etc), are the Tier Perks cumulative or would one need to spend $500 within one single transaction to get Tier 1 perk?

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1 0

CK

Chris Kanik

Smart Cups • 2 months ago

Hello Ronald. This is a good question. The tier perks are not cumulative and cannot be combined over time. They are triggered by individual investments - one at a time. This is just how the platform works. We have no control over this. Thank you for asking.

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0

Redouan Badri Seffany



RB · 2 months ago

hello, could you extend timeline of investing? like 1 December? please

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💬 2   ↑ 0   🚩

CK

Chris Kanik ⊘

Smart Cups • 2 months ago

Hello Redouan. Stay tuned. I'll be able to better answer this question in the next week or so. Thank you for your support!

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↑ 0   🚩

View 1 more reply

Show More Comments

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Young man, I need to tell you sometihng really important. Your product could quite honestly change the world.

Gordon Ramsey is going into business with Chris Kanik.

Chris Kanik. Smart Cups. Chris Kanik. Chris Kanik. Smart Cups. Chris Kanik. We got Chris Kanik. Chris Kanik.

Chris Kanik. Good morning, Chris! So you won a quarter of a million dollar investment from Gordon Ramsey for your product, they're Smart Cups.

Tonight we're going ot tell you an amazing story. A fourteen year old boy from Union Hill High School in Union City provied the theory fo a doctor from Harvard to be wrong. Chris Kanik who is now 15 years old. He is will us today along with his science teacher, Nadia Makar. Who said that Union City cannot produce a Nobel Price winner?

I'm coming to you with a technology platform, capable of doing any kind of product. I can make coffee and I can make sauce. You have Michelin Starrs. I'm talking about Nobel Price worthy work.

The only difference between me and you - Gordon Ramsey hasn't crushed your self esteem yet.

Wow.

If you had to choose between me and a Whopper, who would you choose? She looks at me stone hold in the face, she goes, a Whopper has cheese.

Go, girls! Sweetheart. I love you.

My dad is a scientist, comedian, a chemist. He is a chemist.

I think Chris's product could truly change the world.

Daddy, I know that you can win.

The whole thing that you've come up with is, you've figured a way to print stuff on anything. You could print on a candy bar, on a tortilla chip, on aluminum, anything, right?

Correct. It's kind of like Willy Wonky's wallpaper. We can make the schanz berries taste that schanz berries at Smart Cups.

It's the craxiest shit I've ever seen. It's a cup. You buy a box of cups. You pour the water and it turns into this electrolight drink. Because the 3D printing of all the stuff is actually in the surface of the cup.

I'm always running around so pouring one of these Smart Cups in my bag is a must. Zero sugar, people. Come on.

I am saying this from truth, and obsession.

These probably look familiar but that's because I use them in my giveaway because I love this stuff so much that I just included it in my giveaway.

There's a mad scientist next to you. Is that real? That's crazy.

The ability to print medications and micro-nutrients and deliver them to underdeveloped regions of the world - Smart Cups Technology I think it's gonna change the world.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



Secretary of State

Business Programs Division
1500 11th Street, Sacramento, CA 95814

SMART CUPS INC
25732 TALADRO CIR
MISSION VIEJO, CA 92691

Receipt Date: 10/02/2023
Receipt No.: 5261131

Receipt Detail

Description	Document/Payment No.	Amount
Domestic Corp Amendment	BA20231578587	-$30.00
Payment - Check	Check No.: 2173	$30.00

Total Amount Charged:	-$30.00
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California Secretary of State

Business Programs Division
1500 11th Street, Sacramento, CA 95814

SMART CUPS, Inc.
25732 TALADRO CIR.
MISSION VIEJO, CA 92691

Business Amendment Filing Approved

October 16, 2023

Entity Name: SMART CUPS, Inc.
Entity Type: Stock Corporation - CA - General
Entity No.: 201516110173
Document Type: Restated Articles of Incorporation
Document No.: BA20231578587
File Date: 09/28/2023

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For Office Use Only
-FILED-
File No.: BA20231578587
Date Filed: 9/28/2023

B2143-1310 09/28/2023 5:00 PM Received by California Secretary of State

AMENDED AND RESTATED ARTICLES OF INCORPORA[TION] OF SMART CUPS, INC.

The undersigned Chris Kanik hereby certifies that:

ONE: He is the duly elected and acting President and Secretary, respectively, of Smart Cups, Inc., entity number 201516110173.

TWO: The Amended and Restated Articles of Incorporation of said corporation shall be further amended and restated to read in full as follows:

ARTICLE I

The name of this corporation is Smart Cups, Inc.

ARTICLE II

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

A. Classes of Stock

1. This corporation is authorized to issue two classes of stock to be designated, respectively, "Class A Common Stock" and "Class B Common Stock." The Class A Common Stock and Class B Common Stock are hereinafter referred to collectively as "<u>Common Stock</u>." The total number of shares of stock that the corporation is authorized to issue is One Hundred Million (100,000,000) shares. Ninety Million (90,000,000) shares shall be Class A Common Stock, par value $.0001 per share and Ten Million (10,000,000) shares shall be Class B Common Stock, par value $.0001 per share.

B. Common Stock

The Board of Directors of the corporation may authorize the issuance of shares of Class A Common Stock and shares of Class B Common Stock from time to time. Shares of Common Stock that are redeemed, purchased, or otherwise acquired by the corporation may be reissued except as otherwise provided by law.

1. <u>Dividends and Distributions</u>. The holders of shares of Class A Common Stock and the holders of shares of Class B Common Stock shall be entitled to receive such dividends, payable in cash or otherwise, as may be declared thereon by the Board of Directors from time to time out of assets or funds of the corporation legally available therefor, *provided* that the holders of shares of Class A Common Stock and shares of Class B Common Stock shall be entitled to share equally, on a per share basis, in such dividends, subject to the limitations described below. If dividends or other distributions are declared that are payable in shares of Class A Common Stock or shares of Class B Common Stock, including distributions pursuant to stock subdivisions or combinations of Class A Common Stock or Class B Common Stock, only shares of Class A Common Stock shall be

distributed with respect to Class A Common Stock and only shares of Class B Common Stock shall be distributed with respect to Class B Common Stock, unless the Board of Directors of the corporation determines in its discretion that it is more desirable to distribute shares of Class A Common Stock with respect to Class B Common Stock, in which case shares of Class A Common Stock shall be distributed with respect to Class B Common Stock, *provided* that the number of shares of Class A Common Stock that shall be distributed with respect to Class B Common Stock shall be equal to the number of shares of Class B Common Stock that otherwise would have been distributed. If the corporation shall in any manner subdivide or combine the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other such series of Common Stock shall be proportionately subdivided or combined in the same manner and on the same basis as the outstanding shares of Class A Common Stock or Class B Common Stock, as the case may be, which have been subdivided or combined. Subject to the prior rights of holders of all classes of stock at that time outstanding having prior rights as to liquidation, upon a liquidation, dissolution or winding up of the corporation, the assets, and funds of the corporation legally available for distribution shall be distributed ratably among the holders of Class A common stock and Class B common stock in proportion to the amount of such stock owned by each such holder.

2. <u>Voting Rights</u>. The holders of shares of Class A Common Stock and of Class B Common Stock shall have the following voting rights:

   a. Each share of Class A Common Stock shall entitle the holder thereof to one (1) vote on all matters submitted to a vote of the shareholders of the corporation.

   b. Each share of Class B Common Stock shall entitle the holder thereof to five (5) votes on all matters submitted to a vote of the shareholders of the corporation.

   c. The holders of shares of Class A Common Stock and the holders of shares of Class B Common Stock shall vote together as one class on all matters submitted to a vote of shareholders of the corporation, except (i) as otherwise required by applicable law; and (ii) in the case of a proposed issuance of shares of Class B Common Stock, which issuance shall require the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock voting separately as a class; *provided, however,* that such approval shall not be required if the proposed issuance of Class B Common Stock has been approved by at least two-thirds (2/3) of the members of the Board of Directors then in office.

3. <u>Transfer of Class B Common Stock to Permitted Transferee.</u>

   a. Except as provided in Article III Section 3(b) or Section 4, no person holding shares of Class B Common Stock or any beneficial interest therein (a "Class B Holder") may voluntarily or involuntarily transfer (including without limitation the power to vote such shares of Class B Common Stock by proxy or otherwise except for proxies given to any Permitted Transferee of the Class B Holder), sell, assign, devise or bequeath any of such Class B Holder's interest in his Class B Common Stock, and the corporation and the transfer agent for the Class B Common Stock, if any (the "Transfer Agent"), shall not register the transfer of such shares of Class B Common Stock, whether by sale, grant of proxy, assignment, gift, devise, bequest, appointment or otherwise, except to a "Permitted Transferee" of such Class B Holder, which term shall

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include the corporation and shall have the following additional meanings in the following cases:

(i)   In the case of a Class B Holder who is a natural person holding record and beneficial ownership of the shares of Class B Common Stock in question, "Permitted Transferee" means: (a) the spouse of such Class B Holder (the "Spouse"); (b) a lineal descendant, or the spouse of such lineal descendant (collectively, "Descendants"), of such Class B Holder or of the Spouse; (c) the trustee of a trust (including a voting trust) for the benefit of such Class B Holder, the Spouse, other Descendants, or an organization contributions to which are deductible for federal income, estate or gift tax purposes (a "Charitable Organization"), and for the benefit of no other person; *provided* that such trust may grant a general or special power of appointment to the Spouse or to the Descendants and may permit trust assets to be used to pay taxes, legacies and other obligations of the trust or of the estate of such Class B Holder payable by reason of the death of such Class B Holder or the death of the Spouse or a Descendant, and that such trust (subject to the grant of a power of appointment as provided above) must prohibit transfer of shares of Class B Common Stock or a beneficial interest therein to persons other than Permitted Transferees as defined in subparagraph (ii) of this Section 3(a) (a "Trust"); (d) a Charitable Organization established by such Class B Holder or a Descendant; (e) an Individual Retirement Account, as defined in Section 408(a) of the Internal Revenue Code, of which such Class B Holder is a participant or beneficiary, *provided* that such Class B Holder is vested with the power to direct the investment of funds deposited into such Individual Retirement Account and to control the voting of securities held by such Individual Retirement Account (an "IRA"); (f) a pension, profit sharing, stock bonus or other type of plan or trust of which such Class B Holder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Internal Revenue Code, *provided* that such Class B Holder is vested with the power to direct the investment of funds deposited into such plan or trust and to control the voting of securities held by such plan or trust, (a "Plan"); (g) a corporation all of the outstanding capital stock of which is owned by, or a partnership all of the partners of which are, such Class B Holder, his or her Spouse, his or her Descendants, any Permitted Transferee of the Class B Holder and/or any other Class B Holder or its Permitted Transferee determined pursuant to this subparagraph (i) of this Section 3(a), *provided* that if any share (or any interest in any share) of capital stock of such a corporation (or of any survivor of a merger or consolidation of such corporation), or any partnership interest in such a partnership, is acquired by any person who is not within such class of persons, all shares of Class B Common Stock then held by such corporation or partnership, as the case may be, shall be deemed without further act on anyone's part to be converted into shares of Class A Common Stock and stock certificates formerly representing such shares of Class B Common Stock shall thereupon and thereafter be deemed to represent the like number of shares of Class A Common Stock in the manner set forth in Section 4(b) of this Article III Section B; (h) another Class B Holder or such Class B Holder's Permitted Transferee determined pursuant to this

subparagraph (i) of this Section 3(a); and (i) in the event of the death of such Class B Holder, such Class B Holder's estate.

(ii)   In the case of a Class B Holder holding the shares of Class B Common Stock in question as trustee of an IRA, a Plan or a Trust other than a Trust described in subparagraph (iii) of this Section 3(a), "Permitted Transferee" means: (a) any participant in or beneficiary of such IRA, such Plan or such Trust, or the person who transferred such shares of Class B Common Stock to such IRA, such Plan or such Trust, and (b) a Permitted Transferee of any such person or persons determined pursuant to subparagraph (i) of this Section 3(a).

(iii)   In the case of a Class B Holder holding the shares of Class B Common Stock in question as trustee pursuant to a Trust which was irrevocable on the Record Date (as defined below), "Permitted Transferee" means any person as of the Record Date to whom or for whose benefit principal may be distributed either during or at the end of the term of such Trust whether by power of appointment or otherwise. For purposes of these Articles of Incorporation, there shall be one "Record Date," which date shall be the date that is the record date for determining the persons to whom the Class B Common Stock is first distributed by the corporation.

(iv)   In the case of a Class B Holder holding record (but not beneficial) ownership of the shares of Class B Common Stock in question as nominee for the person who was the beneficial owner thereof on the Record Date, "Permitted Transferee" means such beneficial owner and a Permitted Transferee of such beneficial owner determined pursuant to subparagraph (i), (ii), (iii), (v) or (vi) of this Section 3(a), as the case may be.

(v)   In the case of a Class B Holder that is a partnership holding record and beneficial ownership of the shares of Class B Common Stock in question, "Permitted Transferee" means any partner of such partnership, provided that such partner was a partner in the partnership at the time it first became a Class B Holder, or any Permitted Transferee of such partner determined pursuant to subparagraph (i) of this Section 3(a).

(vi)   In the case of a Class B Holder that is a corporation, other than a Charitable Organization described in clause (d) of subparagraph (i) of this Section 3(a), holding record and beneficial ownership of the shares of Class B Common Stock in question (a "Corporate Holder"), "Permitted Transferee" means (a) any shareholder of such Corporate Holder, provided that such shareholder was a shareholder of the Corporate Holder at the time it first became a Class B Holder, or any Permitted Transferee of any such shareholder determined pursuant to subparagraph (i) of this Section 3(a); and (b) the survivor (the "Survivor") of a merger or consolidation of such Corporate Holder, so long as such Survivor is controlled, directly or indirectly, by those shareholders of the Corporate Holder who were shareholders of the Corporate Holder at the time the Corporate Holder first became a Class B Holder or any Permitted Transferees of such shareholders determined pursuant to subparagraph (i) of this Section 3(a).

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(vii) In the case of a Class B Holder that is the estate of a deceased Class B Holder, or that is the estate of a bankrupt or insolvent Class B Holder, and provided such deceased, bankrupt or insolvent Class B Holder, as the case may be, held record and beneficial ownership of the shares of Class B Common Stock in question, "Permitted Transferee" means a Permitted Transferee of such deceased, bankrupt or insolvent Class B Holder as determined pursuant to subparagraphs (i), (v) or (vi) of this Section 3(a), as the case may be.

(viii) In the case of any Class B Holder who desires to make a bona fide gift, "Permitted Transferee" means any other Class B Holder, or its Permitted Transferee determined pursuant to subparagraph (i) of this Section 3(a).

(ix) In the case of any Class B Holder, "Permitted Transferee" means any person or entity that will hold record (but not beneficial) ownership of the shares of Class B Stock in question as nominee for the Class B Holder or its Permitted Transferee determined pursuant to subparagraph (i), (ii), (iii), (v) or (vi) of this Section 3(a), as the case may be.

b. Notwithstanding anything to the contrary set forth herein, any Class B Holder may pledge such holder's shares of Class B Common Stock to a pledgee pursuant to a bona fide pledge of such shares as collateral security for indebtedness due to the pledgee, provided that such shares shall not be transferred to, registered in the name of or voted by the pledgee and shall remain subject to this Section 3. In the event of foreclosure or other similar action by the pledgee, such pledged shares of Class B Common Stock may only be transferred to a Permitted Transferee of the pledgor or converted into shares of Class A Common Stock, as the pledgee may elect.

c. For purposes of this Section 3:

(i) The relationship of any person that is derived by or through legal adoption shall be considered a natural relationship.

(ii) Each joint owner of shares (if a Permitted Transferee) or owner of a community property interest in shares (if a Permitted Transferee) of Class B Common Stock shall be considered a "Class B Holder" of such shares.

(iii) A minor for whom shares of Class B Common Stock are held pursuant to a Uniform Transfer to Minors Act or similar law shall be considered a Class B Holder of such shares.

(iv) Unless otherwise specified, the term "person" means and includes natural persons, corporations, partnerships, unincorporated associations, firms, joint ventures, trusts and all other entities.

(v) conversion of Class B Common Stock into securities of another corporation in connection with a merger effected for the purpose of reincorporating the

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corporation in another state shall not constitute a transfer of such Class B Common Stock.

d. Except as otherwise provided in Section 4(b), any purported transfer of shares of Class B Common Stock not permitted hereunder shall be void and of no effect, and the purported transferee shall have no rights as a shareholder of the corporation and no other rights against or with respect to the corporation. The corporation may, as a condition to the transfer or the registration of transfer of shares of Class B Common Stock to a purported Permitted Transferee, require the furnishing of such affidavits or other proof as it deems necessary to establish that such transferee is a Permitted Transferee. The corporation may require that each certificate representing shares of Class B Common Stock shall be endorsed with a legend that states that shares of Class B Common Stock are not transferable other than to certain transferees and are subject to certain restrictions as set forth in the Articles of Incorporation filed by the corporation with the Secretary of State of the State of California.

4. <u>Transfer of Class B Common Stock to Person Other than Permitted Transferee; Conversion and Exchange of Class B Common Stock</u>.

a. Each share of Class B Common Stock, at the option of its holder, may at any time be converted into one (1) fully paid and nonassessable share of Class A Common Stock. Such right shall be exercised by the surrender of the certificate representing such share of Class B Common Stock to be converted to the corporation at any time during normal business hours at the principal executive offices of the corporation or at the office of the Transfer Agent, accompanied by a written notice of the election by the holder thereof to convert and (if so required by the corporation or the Transfer Agent) by instruments of transfer, in form satisfactory to the corporation and to the Transfer Agent, duly executed by such holder or such holder's duly authorized attorney, and transfer tax stamps or funds therefor, if required pursuant to Section 4(e).

b. If the beneficial ownership (as determined under Rule 13d-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended) of any share or any interest in any share of Class B Common Stock changes, voluntarily or involuntarily, such that each new beneficial owner of such share is not a "Permitted Transferee" (as defined in Section 3(a) of this Article III) of the beneficial owner of such share of Class B Common Stock immediately prior to such change in beneficial ownership, then each such share shall thereupon be converted automatically into one (1) fully paid and nonassessable share of Class A Common Stock. The Secretary of the corporation shall determine whether a change in beneficial ownership requires conversion under this paragraph. Upon making such determination, the Secretary of the corporation shall promptly request of the holder of record of each such share that each such holder promptly deliver, and each such holder shall promptly deliver, the certificate representing each such share to the corporation for documentation of such conversion, together with instruments of transfer, in form satisfactory to the corporation and Transfer Agent, duly executed by such holder or such holder's duly authorized attorney, and together with transfer tax stamps or funds therefor, if required pursuant to Section 4(e) of this Article III.

c. As promptly as practicable following the surrender for conversion of a certificate representing shares of Class B Common Stock in the manner provided in paragraphs a or b, as applicable, of this Section 4 and the payment in cash of any amount required by the provisions of Section 4(e) of this Article III, the corporation will deliver or cause to be delivered at the office of the Transfer Agent to or upon the written order of the holder of such certificate, a certificate or certificates representing the number of full shares of Class A Common Stock issuable upon such conversion, issued in such name or names as such holder may direct. In the case of a conversion under Section 4(a) of this Article III, such conversion shall be deemed to have been made immediately prior to the close of business on the date of the surrender of the certificate representing shares of Class B Common Stock. In the case of a conversion under Section 4(b), such conversion shall be deemed to have been made on the date that the beneficial ownership of such share has changed as set forth in Section 4(b). Upon the date any conversion under Section 4(a) is made, all rights of the holder of such shares as such holder shall cease, and the person or persons in whose name or names the certificate or certificates representing the shares of Class A Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock; *provided, however,* that any such surrender and payment on any date when the stock transfer books of the corporation shall be closed shall constitute the person or persons in whose name or names the certificate or certificates representing shares of Class A Common Stock are to be issued as the record holder or holders thereof for all purposes immediately prior to the close of business on the next succeeding day on which stock transfer books are open. Upon the date any conversion under Section 4(b) is made, all rights of the holder of such share as such holder shall cease, and the new beneficial owner or owners of such shares shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock.

d. The corporation covenants that it will at all times reserve and keep available, solely for the purpose of issue upon conversion of the outstanding shares of Class B Common Stock, such number of shares of Class A Common Stock as shall be issuable upon the conversion of all such outstanding shares of Class B Common Stock. The corporation covenants that if any shares of Class A Common Stock required to be reserved for purposes of conversion hereunder require registration with or approval of any governmental authority under any federal or state law before such shares of Class A Common Stock may be issued upon conversion, the corporation will cause such shares to be duly registered or approved, as the case may be. The corporation will endeavor to list the shares of Class A Common Stock required to be delivered upon conversion prior to such delivery upon each national securities exchange or automated quotation system upon which the outstanding Class A Common Stock is listed at the time of such delivery. The corporation covenants that all shares of Class A Common Stock that shall be issued upon conversion of the shares of fully paid and nonassessable Class B Common Stock will, upon issue, be fully paid and nonassessable.

e. The issuance of certificates for shares of Class A Common Stock upon conversion of shares of Class B Common Stock shall be made without charge for any stamp or other similar tax in respect of such issuance. However, if any such certificate is to be issued in a name other than that of the holder of the share or shares of Class B Common Stock converted, then the person or persons requesting the issuance thereof shall pay to the corporation the amount of any tax that may be payable in respect of any transfer involved in such issuance or shall establish to the satisfaction of the corporation that such tax has been paid.

5. <u>Redemption</u>. The Common Stock is not redeemable.

6. <u>Repurchase of Shares</u>. In connection with repurchases by this corporation of its Common Stock pursuant to agreements with certain of the holders thereof, Sections 502 and 503 of the California Corporations Code shall not apply in whole or in part with respect to such repurchases.

1.

C.   Drag-Along Transactions; Tag-Along Transactions.

1.   <u>Drag-Along Transactions</u>.

a.   In the event that one or more holders of the corporation's Common Stock holding a majority of the then-issued and outstanding shares of all classes of Common Stock (on a fully diluted basis) (the "Selling Holders") determine to take any action that would cause a Sale Transaction to occur, the corporation or the Selling Holders (or a designated representative acting on behalf of the Selling Holders) will have the right to deliver written notice thereof to all other holders of the corporation's Common Stock (the "Dragged Holders"). Such written notice shall contain a description of the material terms and conditions of the Sale Transaction, including without limitation the identity of the Third Party Purchaser (as defined below) and the amount and form of per share consideration to be paid by the Third Party Purchaser. "<u>Sale Transaction</u>" means the bona fide sale, lease or transfer, in one transaction or a series of related transactions, of (x) all or substantially all the consolidated assets of the corporation and its subsidiaries or (y) at least a majority of the then-issued and outstanding shares of Common Stock, to any person or group of related persons (other than the Selling Holders or any affiliates thereof) (a "<u>Third Party Purchaser</u>"), whether directly or indirectly or by way of any merger, statutory share exchange, recapitalization, sale of equity, reclassification, consolidation or other business combination transaction or purchase of beneficial ownership.

b.   In the event notice of a Sale Transaction is given by the corporation or by or on behalf of the Selling Holders to the Dragged Holders in accordance with the preceding paragraph (a), all shares of Common Stock held by the Dragged Holders (or the applicable portion of such shares as set forth in the next sentence) shall be sold or transferred to the Third Party Purchaser, for the same type and amount of per share consideration and on the same terms as the Selling Holders, upon consummation of the Sale Transaction (free and clear of any liens and duly endorsed for transfer, or accompanied by duly endorsed stock powers). In the case of a Sale Transaction involving less than 100% of the then-issued and outstanding shares of the corporation's Common Stock, a portion of the shares of held by the Dragged Holders shall be sold or transferred in the Sale Transaction, which portion shall correspond to the portion of the shares of held by the Selling Holders (in the aggregate) that are proposed to be included in such Sale Transaction. In the event that the Sale Transaction involves 100% of the then-issued and outstanding Common Stock and would give rise to appraisal rights under the California Corporations Code, then, at the written election of the corporation or the Selling Holders (or their designated representative), all shares of Common Stock held by any Dragged Holder that have not been voted in favor of the adoption of the applicable merger agreement (including by virtue of no such vote being required), shall, immediately prior to consummation of the Sale Transaction, be transferred

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to the Selling Holders (on a pro rata basis), the Third Party Purchaser or another entity (in each case as designated by the Selling Holders), and each such Dragged Holder shall receive, in consideration for such transfer of such shares, an amount equal to the amount otherwise payable in respect thereof in connection with the Sale Transaction. In connection with any Sale Transaction, no Dragged Holder shall be required to make any representations or warranties (except as they relate to such Dragged Holder's ownership of and authority to sell Common Stock) or covenants, or to provide any indemnity, except for (x) indemnification related to breaches of the foregoing representations and warranties and (y) any other indemnity agreed to by the Selling Holders (other than relating to a breach of representations and warranties by such Selling Holders); provided, that (A) in the case of clause (x) above, each Dragged Holder's obligation shall be on a pro rata basis in proportion to its interest in the corporation and (B) in no event shall any Dragged Holder be held liable under either clause (x) or (y) above for any amount in excess of the net proceeds received by such Dragged Holder in connection with any such Sale Transaction.

c. Upon consummation of the Sale Transaction, or as otherwise expressly provided in the preceding paragraph (b), all the Selling Holders and the Dragged Holders shall receive, with respect to their shares of Common Stock, the same proportion of the aggregate consideration from such Sale Transaction that such holders would have received if such aggregate consideration had been distributed by the corporation in complete liquidation pursuant to the rights and preferences set forth in this Amended and Restated Articles of Incorporation.

d. Each Selling Holder and Dragged Holder will bear its pro rata share (based upon the number of shares of Common Stock held by such holder) of the costs of any Sale Transaction to the extent such costs are incurred for the benefit of all such holders and are not otherwise paid by the corporation or the Third Party Purchaser. Costs incurred by such holders on their own behalf will not be considered costs of the Sale Transaction.

e. The corporation shall cooperate with the Selling Holders to enter into a Sale Transaction and to take any and all such further action in connection therewith as the Selling Holders may deem necessary or appropriate in order to consummate (or, if directed by the Selling Holders, to abandon) any such Sale Transaction; provided, however, that in the case of a Sale Transaction involving the sale or disposition of all or substantially all the consolidated assets of the corporation and its subsidiaries, the Board of Directors shall act in accordance with its fiduciary duties; provided, further, however, that to the fullest extent permitted by law, the corporation and the Selling Holders shall have no liability if any such Sale Transaction is not consummated for any reason. Subject to the provisions of this Section D(1), the Selling Holders, in exercising their rights under this Section, shall have complete discretion over the terms and conditions of any Sale Transaction effected thereby, including, without limitation, price, payment terms, conditions to closing, representations, warranties, affirmative covenants, negative covenants, indemnification, holdbacks and escrows. At the request of the Selling Holders, the Board of Directors (subject to its fiduciary duties) shall authorize and direct the corporation and any now or hereafter created subsidiary to execute such agreements, documents, applications, authorizations, registration statements and instruments as it may deem necessary or appropriate in connection with any Sale Transaction.

2. <u>Tag-Along Transaction</u>.

    a. In the event that one or more holders of the corporation's Common Stock (the "Initiating Holders") desire to effect a Tag-Along Transaction (as defined below), the Initiating Holders (or a designated representative acting on their behalf) shall first give written notice (a "Sale Notice") to all other holders of the corporation's Common Stock (the "Tag-Along Sellers"), with a copy to the corporation offering the Tag-Along Sellers the option to participate in such Tag-Along Transaction on the terms and conditions set forth in the Sale Notice (and, in any event, on the same terms and conditions as the Initiating Holders). The Sale Notice shall include the names of the parties to the proposed Tag-Along Transaction, a summary of the material terms and conditions of the proposed Tag-Along Transaction, and the proposed amount and form of consideration and the terms and conditions of payment contemplated by the proposed Tag-Along Transaction. Each Tag-Along Seller may, by written notice to the Initiating Holders (or their designated representative) delivered within ten business days after delivery of the Sale Notice, elect to sell shares in such Tag-Along Transaction, on the terms and conditions set forth in the Sale Notice, which terms and conditions shall be the same as those on which the Initiating Holders' shares of Common Stock are to be sold (subject to any rights, privileges and preferences (including dividend rights) to which stockholders are entitled under this Amended and Restated Articles of Incorporation); provided, however, that if such proposed transferee desires to purchase an amount of Common Stock that is less than the aggregate amount of Common Stock proposed to be transferred by the Initiating Holders and any Tag-Along Sellers electing to participate in the Tag-Along Transaction, then the Initiating Holders may elect either (A) to terminate such Tag-Along Transaction with respect to the Initiating Holders and each Tag-Along Seller or (B) to sell to such transferee, and upon such election to sell, each Tag-Along Seller shall be permitted to sell to such transferee, up to that number of shares of Common Stock owned by the Initiating Holders or electing Tag-Along Sellers, as the case may be, equal to the product of (x) the total number of shares of Common Stock to be acquired by the transferee in the proposed Tag-Along Transaction and (y) such Initiating Holder's or Tag-Along Seller's proportionate percentage of the total number of then-issued and outstanding shares of Common Stock held by the Initiating Holders and electing Tag-Along Sellers.

    b. In no event shall any Tag-Along Seller have any rights under this section or otherwise with respect to a sale by any Initiating Holders of any debt or equity securities of the corporation other than the Common Stock.

    c. In connection with any Tag-Along Transaction, no Tag-Along Seller shall be required to make any representations or warranties (except as they relate to such Tag-Along Seller's ownership of and authority to sell Common Stock) or covenants, or to provide any indemnity, except for (x) indemnification related to breaches of the foregoing representations and warranties and (y) any other indemnity agreed to by the Initiating Holders (other than relating to a breach of representations and warranties by such Initiating Holders); provided, that (A) in the case of clause (x) above, each Tag-Along Seller's obligation shall be on a pro rata basis in proportion to its interest in the corporation and (B) in no event shall any Tag-Along Seller be held liable under either clause (x) or (y) above for any amount in excess of the net proceeds received by such Tag-Along Seller in connection with any such Tag-Along Transaction. The election by any Tag-Along Seller

to sell or not to sell all or any portion of such Tag-Along Seller's Common Stock in any Tag-Along Transaction shall not adversely affect such Tag-Along Seller's right to participate in any future Tag-Along Transaction.

d. Upon consummation of the sale of any Common Stock pursuant to clause (a) of this Section, each Initiating Holder and Tag-Along Seller shall deliver at such closing, against payment of the purchase price therefor, certificates or other documentation governing the terms of any such Common Stock (or other evidence thereof reasonably acceptable to the transferee of such Common Stock) representing their Common Stock to be sold, duly endorsed for Transfer or accompanied by duly endorsed stock powers, evidence of good title to the Common Stock to be sold, the absence of liens, encumbrances and adverse claims with respect thereto and such other documents as are deemed reasonably necessary by the Initiating Holders and the corporation for the proper Transfer of such Common Stock on the books of the corporation.

e. "Tag-Along Transaction" means any transaction or series of transactions involving a sale or other transfer by the Initiating Holders of at least a majority of the then-issued and outstanding shares of all classes of Common Stock (on a fully diluted basis) to a single person or group of related persons, in any transaction (or series of related transactions); provided, however, that a "Tag-Along Transaction" shall not include, and none of the rights of the Tag-Along Sellers shall be triggered by, a sale or other transfer of any then-issued and outstanding shares of Class A Common Stock by any holder of Class A Common Stock to any of its affiliates.

ARTICLE IV

A. The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

B. This corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with the agents, vote of shareholders or disinterested directors, or otherwise in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the corporation and its shareholders.

THREE: The foregoing Amended and Restated Articles of Incorporation have been approved by the Board of Directors of said corporation.

FOUR: The foregoing Amended and Restated Articles of Incorporation have been duly approved by the vote of the shareholders of this corporation in accordance with Section 902 and 903 of the California Corporations Code. The total number of outstanding shares of Common Stock of this corporation is 7,500,000. The number of shares voting in favor of the Amendment equaled or exceeded the vote required. The percentage required was more than 50% of the Common Stock.

I further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of my own knowledge.

Date: May 12, 2023

Chris Kanik
President and Secretary

Exhibit G

Test The Waters Materials
(See attached)





Smart Cups is taking reservations for a possible, upcoming round. Indicate interest today.

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For a Better Planet, Just Add Water

Smart Cups Technology is a patented delivery system platform that creates sustainable consumer packaged products by eliminating liquid through the use of novel microencapsulation printing. The company was granted two patents for its technology and ...

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This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.



DRINK THE
FUTURE.
Minimizing the cost and negative environmental effects of liquid transportation.
SMARTCUPS

$13,400.69 Reserved

OVERVIEW | ABOUT | PRESS | REWARDS | DISCUSSION | INVESTING FAQS

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PREVIOUSLY CROWDFUNDED
$2,392,994.63

RESERVED
$13,400.69

INVESTORS
18

REASONS TO INVEST

- Led by CEO Chris Kanik, who recently won FOX's Gordon Ramsay's Food Stars, earning an investment of $250K. Our patented tech gained traction since launch & has been featured in Time Magazine, Forbes, FOX, & more

- Executed first license deal: Our cutting-edge line of printed pet bowls was showcased at the Global Pet Expo in Orlando, with our esteemed partner, Compana, signifying the initiation of our revamped B2B strategy.

- (CRADA) with The U.S. Army Combat Capabilities Development Command (DEVCOM) Soldier Center.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

TEAM



Chris Kanik • Founder, CEO, Secretary, Treasurer, Director

Dynamic leader with unconventional 25+ years of wide experience in science research, consulting for CPG and Pharma companies, product development, formulation, product branding, launch strategies, and contract negotiation....

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Owen Jude Dolan II • Chief Operating Officer

Owen has 15+ years experience designing, implementing policies to promote company culture and vision. He has more than a decade of experience in the medical device industry. Owen has 1 patent granted, 2 patents pending.





Matt Bottomly • Intellectual Property Attorney

Matt Bottomly is a patent attorney based in Orange County and experienced in all aspects of intellectual property. He primarily focuses his practice on U.S. patent prosecution, focusing primarily on mechanical and electrical inventions. He has worked...

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THE PITCH

Introducing a Truly Sustainable Printed Beverage

At Smart Cups Technology, we offer a revolutionary solution to the problem of excessive packaging and shipping waste associated with traditional liquid-based products. Commercially known as the "World's First Printed Beverage," our patented delivery system platform creates sustainable consumer packaged products by eliminating liquid through the use of novel microencapsulation printing.


WORLD'S FIRST
PRINTED
BEVERAGE*
Our revolutionary solution to the economic and environmental problems associated with traditional liquid-based products

*This statement is based on the Smart Cup's research and third party reports, some examples available here (source, source, source)

A study conducted by UCLA's Institute of the Environment and Sustainability and authored by Professor Deepak Rajagopal underscores the profound impact of Smart Cups on beverage transportation, highlighting the unparalleled payload capacity that this innovative packaging technology provides.


2,100,000
COMPARED TO TRADITIONAL BOTTLES
100,000 x 21
3,100,000
COMPARED TO GLASS BOTTLES
100,000 x 31
100,000
TRADITIONAL BOTTLES
According to a recent study published by UCLA's Institute of the Environment and Sustainability, a single Class 6 or 7 beverage truck packed with Smart Cups can accommodate a staggering 21 times more beverage volume than PET bottles and 31 times more than glass bottles.
Rajagopal, D. 2023. Reducing life cycle material, energy and emissions for liquid consumer products through printing. Resource, Conservation & Recycling, Volume 196, September 2023, 107050

With patented technology, over $11 million already raised, and features in major publications such as Time Magazine, Gordon Ramsay's Food Stars on Fox, ABC 7, and Forbes, we are ready to reduce economical and environmental costs with our innovative line of products.

5 Reasons to Invest in Smart Cups

1. **Patented Technology:** Our proprietary technology, exclusively manufactured by us, gives us a competitive edge in the market.
2. **Diversified Business Model:** The success of our proof-of-concept energy drink line has paved the way for our focus on B2B operations, including white labeling, co-manufacturing, and licensing. This strategic shift enhances commercial development while generating exponential ROI and mitigating marketing risks. We'll be able to piggy back off multi-national companies with large distribution channels. Soon, Powered by Smart Cups Technology will power a wide array of products, from medications, humanitarian aid, mouthwash, military meals to beverages like coffee and tea.
3. **Global Recognition:** Thanks to winning Season 1 of Food Stars, we have garnered global recognition, amplifying our brand presence and market reach. We have entered into contracts with many large organizations and will be making those announcements soon (as soon as we are allowed).
4. **Prestigious Awards:** Smart Cups has been honored with numerous awards and recognitions, including being named one of Time Magazine's 100 Best Inventions of the Year in 2021

THE PROBLEM & OUR SOLUTION

Increased Shipping Efficiency with 3-D Printing


7.3 BILLION
Metric tons of carbon dioxide emitted in 2020 by the global transportation sector

The global transportation sector is a major source of pollution, emitting 7.3 billion metric tons of carbon dioxide in 2021 alone (source). Traditional liquid-based consumer products present particular environmental and practical challenges due to their shipping weight and space.


TEN 9OZ CUPS
JUST ADD WATER
SMARTCUPS
ENERGY DRINK
SMARTCUPS
MICROENCAPSULATION PRINTING TECHNOLOGY
Creating sustainable consumer packaged products by eliminating liquid through the use of novel microencapsulation printing



OUR TECHNOLOGY CAN BE APPLICABLE IN THESE INDUSTRIES

- Food & Beverage
- Personal Hygiene
- Nutraceuticals
- Pharmaceutical
- Cosmetics
- Pets
- Humanitarian

The Company is expecting the pet products to be available for sale in September

We designed our 3-D printing technology to eliminate the need for shipping water, lowering shipping space and weight, saving costs, and reducing carbon footprint for liquid shipments. Our precise dosing reduces the likelihood of user error and ensures consistent product performance. Our technology also provides bioavailability advantages, improving the effectiveness of the active ingredients in the products.

THE MARKET & OUR TRACTION

Reshaping a Major, Fast-Growing Industry with Our Patented Technology



A GROWING GLOBAL FUNCTIONAL BEVERAGES MARKET

$140.87B in 2022 ▶▶▶ **$279.4B** Projected in 2030

The global functional beverages market size was valued at $140.87 billion in 2022 and is predicted to grow to $279.4 billion by 2030 at a CAGR of 8.94% (source). We plan to disrupt the functional beverage market by enabling companies to introduce new and improved functional beverages with enhanced flavors, dosing accuracy, and convenience at reduced shipping costs, all the while lowering environmental impacts.

Since our launch, we have achieved the following milestones:



Built a portfolio of patents for our innovative technology

$11M+ Raised in previous funds

$8M+ Invested to scale production





Won multiple awards, including
TIME BEST INVENTIONS 2021
California Small Business of the Year as awarded by Senator Patricia Bates in 2020
Featured in
Forbes
abc 7
AS SEEN ON GORDON RAMSAY'S FOOD STARS
WEDNESDAYS FOX

RECENT BUSINESS ACCOMPLISHMENTS

• **Unveiling at the Global Pet Expo:** We recently introduced our line of printed pet bowls at the Global Pet Expo in Orlando in collaboration with our enterprise customer, Compana. This partnership marks the beginning of our new B2B business strategy for white labeling and licensing, setting the stage for a profitable year ahead.



VET'S BEST
HYDRO
POWERED BY SMARTCUPS TECHNOLOGY
WATER ACTIVATED
Smart Bowls
Delivering Functional Water for Dogs & Cats
Supplements Everyday Water with Benefits
Enhanced Flavor Encourages Water Consumption
Environmentally Conscious - 100% Recyclable Bowl
Make Great Portable Hydration for on the GO!
NEW!


JUST ADD WATER
ACTIVATES FUNCTIONAL BENEFITS
IMMUNITY
DIGESTION
IMMUNITY
HIP & JOINT
DIGESTION
Pour in water and watch the nutrients dissolve into a highly palatable, boosted water for your pet!
Perfect right out of the bowl - or in their favorite vessel!

compana PET BRANDS

The Company is expecting the pet products to be available for sale in September

• **Strategic Partnership with the U.S. Army:** The U.S. Army Combat Capabilities Development Command (DEVCOM) Soldier Center and Smart Cups have forged a Cooperative Research and Development Agreement (CRADA) to explore Smart Cup's pioneering printing technology. This collaboration aims to explore innovative applications for Soldier rations and micronutrient delivery, leveraging Smart Cups' cutting-edge printing technology for enhanced performance and nutrition in military settings. This milestone partnership opens up exciting opportunities for future growth and innovation.

- Built a portfolio of patents for our innovative technology
- Raised over $11 million in previous funds
- Won multiple awards, including Time Magazine's Best 100 Innovations of the Year for 2021 and California Small Business of the Year as awarded by Senator Patricia Bates in 2020
- Featured in Forbes, ABC 7, Joe Rogan, and our CEO Chris Kanik represented Smart Cups on Gordon Ramsay's Food Stars

Our revolutionary packaging enables liquidless transportation of consumer packaged products, reducing carbon emissions. And we've got the sources to show it--UCLA's Institute of the Environment and Sustainability conducted a study that revealed key highlights including the following:

- The study's findings show that a single Class 6 or 7 beverage truck packed with Smart Cups can accommodate a staggering 21 times more beverage volume than PET bottles and 31 times than glass bottles.
- Smart Cups printed on PLA cups, when paired with tap water, result in 20% less packaging materials than aluminum, 40% less than plastic, and an impressive 90% less than glass-based packaging.
- This reduction in packaging translates into a 23% to 48% decrease in lifecycle primary energy and a 40% to 57% decrease in global warming potential. With biogenic carbon credit for landfilled PLA, the reductions reach an impressive 50% to 70%.

WHY INVEST

A Disruptive Innovation with a Positive Global Impact


INVEST IN SMART CUPS
Help us create a cleaner, smarter future for our world
SMART CUPS

We are a young, innovative company rethinking the beverage industry. Our focus on health, convenience, and environmental responsibility sets us up to become a major player in the beverage market, offering a range of drinks that are both delicious and sustainable. With this raise, we plan to fulfill purchase orders, continue product development and R&D, and grow our operational and leadership teams. Join us as we launch our truly sustainable and efficient technology for a cleaner, smarter future for our world.

ABOUT

HEADQUARTERS
**25732 Taladro Circle
Mission Viejo, CA 92691**

WEBSITE
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Smart Cups Technology is a patented delivery system platform that creates sustainable consumer packaged products by eliminating liquid through the use of novel microencapsulation printing. The company was granted two patents for its technology and has previously raised over $11M.

PRESS



C & EN Chemical and Engineering News
Project SEED scholar Chris Kanik

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Yahoo Finance
UCLA Study Highlights Smart Cups' Revolutionary Technology Reducing Environmental Impact of Liquid Consumer Products